Follow-Up Materials

[redacted]

02031229

82- SUBMISSIONS FACING SHEET

REGISTRANT'S NAME Henlys Group PLC

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 5051 FISCAL YEAR 12-31-01

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/15/02

82-5051
AR/S
12-31-01

02 APR -3 PM 1:

HENLYS

ANNUAL REPORT & FINANCIAL STATEMENTS 2001

HENLYS GROUP plc

Contents

Financial Highlights

	2001	2000
Turnover including Joint Ventures and Associates	**£716.7m**	£882.8m
Operating Profit*	**£52.0m**	£87.2m
Pre-Tax Profit*	**£31.7m**	£65.3m
Adjusted Earnings per Share*	**27.8p**	59.2p
Dividends per Share	**10.2p**	20.4p

**before amortisation of goodwill and exceptional costs*

HENLYS GROUP IS THE LEADING BUS AND COACH MANUFACTURER IN NORTH AMERICA, PRODUCING A COMPREHENSIVE RANGE OF PRODUCTS INCLUDING LUXURY TOURING COACHES, SCHOOL BUSES, CITY BUSES AND COACHES FOR LUXURY MOTOR HOMES.

OVER 80% OF TOTAL SALES ARE DERIVED FROM NORTH AMERICA. OUTSIDE NORTH AMERICA, HENLYS HAS A 30% SHAREHOLDING IN TRANSBUS INTERNATIONAL, THE FOURTH LARGEST BUS AND COACH MANUFACTURER IN EUROPE.

THE GROUP HAS EMBARKED ON A SUBSTANTIAL PROGRAMME OF NEW PRODUCT DEVELOPMENT DIRECTED TO LAUNCHING COMPLETELY NEW, HIGH VALUE, PREMIUM PRODUCTS TARGETED AT NEW SEGMENTS IN THE MOTOR COACH, MOTOR HOME AND TRANSIT BUS MARKETS.

This has been a challenging year. The economic slowdown in the United States, coupled with the events of September 11 made 2001 a very difficult year for all of our North American operations. The main impact of the slowdown in demand for our products was felt in the second half leading to disappointing results compared with the record profits delivered in 2000. Nevertheless, we continue to work on bringing new products to the market, further reducing our cost base and strengthening Executive Management. Despite significant volume reductions in Blue Bird and Prévost they still returned operating margins of around 8%, which shows their resilience.

Results

In the year ended 31 December 2001, total turnover including joint ventures and associates was £716.7m, including £89.2m in respect of associates, compared with £882.8m reported in 2000. This reduction in recorded sales was impacted by the transfer of our UK operations into TransBus International on 1 January 2001 for which sales of £161.5m were reported in 2000, the run out of our operations at the RTS Division of Nova Bus, and a significant drop in sales in Blue Bird Corporation and Prévost Car Inc. Turnover in Blue Bird fell by £60.0m or 12% due to a drop off in demand for school bus products in the second half.

Total operating profits, before amortisation of goodwill and exceptional costs, were £52.0m compared with £87.2m in the previous year. The Group recorded pre-tax profit, before amortisation of goodwill and exceptional costs, of £31.7m compared with £65.3m in 2000. Exceptional costs of £45.3m were incurred from the closure of Blue Bird's assembly plant in Mexico, the re-organisation of the UK coachbuilding operations of TransBus International, the restructuring of US operations of Nova Bus and the combination of Henlys UK bus and coach operations with those of The Mayflower Corporation to form TransBus International. After these exceptional costs the Group incurred a loss before taxation in 2001 of £35.6m, compared to a profit of £46.0m in 2000.

TransBus International commenced trading on 1 January 2001 and had a very good first year, contributing £10.2m to Henlys operating profits, before amortisation of goodwill and exceptional costs. Major progress was made on rationalising and restructuring bodybuilding operations to achieve annualised cost savings of around £10m effective from the third quarter of 2001. TransBus, the fourth largest bus and coach manufacturer in Europe, is the only large bus manufacturer in this region which is consistently profitable producing operating margins of over 10%.

Profits from North America were down compared to 2000 due to weaker demand for all product categories. This resulted in lower sales volumes and reduced capacity utilisation in all of our North American business units.

The events of September 11 had a further negative effect on demand for touring coaches in the fourth quarter as airport traffic was severely hit, resulting in disappointing coach volumes from Prévost and Blue Bird. Tightening of State expenditure budgets saw a reduction in school bus demand in the second half resulting in a 10% drop over the year in the total school bus market. This market is expected to show a further decline of 7-10% in 2002 as State budgets remain under pressure from falling tax revenues.

A number of major initiatives have been implemented to improve efficiencies and reduce the cost base of each of our North American operations. The most notable developments were:-

Blue Bird closed its Mexican assembly plant and transferred over 90% of its production activity back to its US plants thereby achieving better capacity utilisation and cost reduction. Blue Bird also launched a major initiative in the second half to introduce lean manufacturing processes in all Blue Bird facilities as well as the implementation of general cost reduction measures.

Following a significant drop in demand for high floor transit buses both joint venture partners made a decision to put the RTS division of Nova Bus, based in Roswell, New Mexico up for sale. In the event that a successful sale is not achieved it is proposed to run off the existing order book and close down operations. This will eliminate a business which has recorded significant losses in recent times.

On a more positive note the LFS division of Nova Bus, based in Quebec, was awarded its largest ever contract from a purchasing consortium for a minimum order of 825 transit buses over five years with options for a further 1000 units over the period 2003 to 2009. The contract value will be in the range of Can$400 million to Can$700 million and will provide a strong foundation for the future profitable development of the Canadian LFS division.

Another strategically important development was the acquisition by Henlys of 1% of the shares and related loan notes of Prévost from Volvo Bus Corporation taking Henlys total shareholding



to 50% with Volvo holding the other 50%. Following this change in shareholding, Robert Wood was appointed Chairman of the Board of Prévost Car Inc and will focus on realising benefits from synergies between Prévost, Nova Bus and Blue Bird.

The Group has embarked on a substantial programme of new product development directed to launching completely new, high value, premium products targeted at new segments in the motor coach, motorhome and transit bus markets. The peak investment occurs over the coming twelve months. All the new products will be launched into the market by Spring 2003 with unit selling prices in the range of US$160,000 - US$350,000 giving a strong potential to develop top line sales growth.

Dividend
In view of the uncertainty of the US economy and the need for substantial funds for the new product development programmes described above, the Board has decided to recommend a final dividend of 3.4p per share bringing the total dividend for the year to 10.2p (2000 - 20.4p per share).

If approved by the shareholders at the Annual General Meeting, the final dividend will be paid on 3 May 2002 to shareholders on the Register on 12 April 2002.

Financial Year End Date
Following the transfer of UK activities into TransBus International, it is proposed to change our financial year end date from 31 December to 30 September and the reasons for this change in accounting reference date are outlined in the Finance Director's Review.

Employees
The past year has been very challenging for all of our operations and has placed additional demands on our management and employees to respond to fast changing and uncertain conditions. On behalf of the Board and Shareholders I would like to express appreciation and thanks for their perseverance and hard work.

Board and Management
I was delighted to recently announce the appointment of Allan Welsh to the position of Group Chief Executive with effect from 1 March 2002 following Robert Wood's decision to step down from the CEO role. Since that time Robert has been acting as Deputy Chairman and will take over from me as Chairman following the AGM on 1 May 2002.

We are currently in the process of further strengthening the Board. A third non-executive director will be appointed in the near future and a senior independent non-executive director will be nominated.

Outlook
Our main markets in the United States have been affected by economic recession and high energy prices, whilst the tourist/leisure element of coaching has been adversely impacted by the events of September 11.

Going into 2002 there is evidence of some early signs of recovery in the US economy but, at this stage, it is premature to claim a clear and sustainable improvement. Lower fuel costs and very low interest rates should provide further impetus towards recovery in our markets. However, we must await a stronger economic recovery and restoration of business confidence and traveller security before we can expect a pick up in demand for our products.

Meantime, we are focusing our efforts on bringing new products to market and maintaining an efficient, competitive cost base.

Norman B.M. Askew
Chairman

THROUGH BLUE BIRD, PRÉVOST CAR AND NOVA BUS WE HAVE THE WIDEST PRODUCT COVERAGE OF THE NORTH AMERICAN BUS AND COACH MARKET. WE CONTINUE TO BE THE NUMBER ONE SUPPLIER IN THE US AND CANADA AND SELL TO FIVE DISTINCT MARKET SEGMENTS.

> PREMIUM MOTOR HOMES (SHELLS AND COMPLETE UNITS)
> TOURING / HIGHWAY COACHES
> SCHOOL BUSES
> FULL SIZE TRANSIT BUSES FOR HEAVY DUTY CITY TRANSPORT
> COMMERCIAL BUSES FOR SHUTTLE AND MEDIUM DUTY TRANSIT APPLICATIONS









Blue Bird Corporation

Blue Bird is the leading manufacturer of school buses in North America, with a market share of 44%, and also produces commercial buses and luxury 'Wanderlodge' motor homes. Blue Bird has an extensive network of independent distributors in the US and Canada.

Blue Bird is 100% owned by Henlys.

Prévost Car Inc.
Nova Bus

Prévost has a 20% share of the coach market in the US and Canada and is the market leader in bus shells for motor home conversions with an 88% share of that market. Nova Bus is one of the leading manufacturers of urban transit buses in the US and Canada.

Prévost and Nova Bus are 50% owned by Henlys with 50% owned by Volvo.

TransBus International Ltd.

TransBus International is the fourth largest bus and coach manufacturer in Europe. It combines the Plaxton, Alexander and Dennis brands and is the market leader for bodies and chassis in the UK.

TransBus International is 30% owned by Henlys with 70% owned by The Mayflower Corporation.

Total Sales £717m



Blue Bird 64%
Prévost & Nova 24%
TransBus 12%

Profit analysis £52m



Blue Bird 74%
Prévost & Nova 6%
TransBus 20%

Blue Bird Sales US$655m



School Bus 83%
Commercial Bus 11%
Coach & Motor Home 6%

THE DEVELOPING ECONOMIC RECESSION IN THE UNITED STATES OF AMERICA HAS HAD A SIGNIFICANT ADVERSE IMPACT.... THE GROUP PRODUCED AN OPERATING PROFIT* OF £52.0 MILLION COMPARED WITH A CORRESPONDING CONTRIBUTION OF £87.2 MILLION IN 2000.

*before goodwill amortisation and exceptional costs


SCHOOL BUS
BLUE BIRD









Introduction

The North American operations of Blue Bird Corporation, Prévost Car Inc and Nova Bus account for around 80% of total revenue and operating profit, before amortisation of goodwill and exceptional costs, with our interest in TransBus International accounting for the remaining 20%. The developing economic recession in the United States of America and the impact of the events of September 11 have clearly had a significant adverse impact on the Group's financial results for the year ended 31 December 2001. Trading conditions in the second half of the year became more difficult as the deteriorating economic climate slowed down demand for yellow school buses, motor coaches and motor home conversions.

Impact of U.S. Economy on Key Markets

School Bus

Blue Bird's largest business unit is yellow school buses where the overall market in 2000 was at record levels. Moving into 2001, activity levels were slightly reduced during the first five months but in the summer it became evident that some States were encountering problems with falling tax revenues which had a consequential impact on funding of education budgets.

During the third quarter new order intake showed a significant fall as it became clear that the slowing US economy was putting a growing number of States under budgetary pressure as tax revenues fell. These budget problems increased following September 11 due to a further decline in revenues, the burden of homeland security costs and increasing unemployment/health care needs. Consequently, education budgets and pupil transportation budgets were trimmed as 35 of the 50 States acknowledged the need for budget adjustments.

Motor Coach

The Group's second most important business activity is highway and touring coaches where we experienced a decline of 43% in unit sales volumes compared with 2000. Last year's annual report highlighted the sharp drop in demand first experienced in the closing weeks of 2000 as tour and charter operators were being challenged by a range of problems - rising fuel costs, soaring insurance premiums, a shortage of drivers, a reduction in the value of their fleets and the tougher lending requirements imposed by finance companies. During the first half of 2001 coach ridership volumes had slightly softened but the September 11 terrorist attacks had a devastating effect on motor coach ridership from heavy passenger cancellations. The big drop in commercial airline traffic also had a major effect on airport shuttle work and touring activity.

Premium Motor Homes

The third key business area is premium motor homes in the form of bus shells for conversion from Prévost and complete units from Blue Bird. Both companies achieved near record deliveries in 2000 despite a general softening in demand for lower price category Class A motor homes. The Class A motor home market continued to fall during 2001 but there was evidence late in the fourth quarter of a pick up in demand and this improvement has been maintained going into early 2002. Against this background unit deliveries of Prévost shells were down 16% from the record figures achieved in 2000.




651


SCHOOL BUS



ON THE STRATEGIC FRONT, RESTRUCTURING OF THE NOVA AND TRANSBUS BUSINESSES WERE ANNOUNCED, BLUE BIRD STREAMLINED ITS PRODUCTION FACILITIES AND THE GROUP INCREASED ITS SHAREHOLDING IN PRÉVOST FROM 49% TO 50%.



Review of Operations

In the year ended 31 December 2001 the Group produced an operating profit, before amortisation of goodwill and exceptional costs, of £52.0 million compared with a corresponding contribution of £87.2 million in 2000. This decline was primarily attributable to the recessionary effect of the US economy resulting in a weaker performance from school buses in Blue Bird and touring coaches in Prévost. Production capacity utilisation in our North American operations was therefore well down on the previous year leading to weaker overhead recovery. TransBus, in which Henlys has a 25% profit share in 2001, had an excellent first year of operation.

On the strategic front, major restructuring of the Nova Bus and TransBus businesses were announced resulting in exceptional costs of £27.9 million. Blue Bird also streamlined its production facilities by terminating assembly operations in its Mexican plant and transferring production back to the United States, resulting in exceptional costs of £3.3 million. The Group also increased its shareholding in Prévost from 49% to 50% and took over the chairmanship of the Board of Prévost Car Inc with Volvo Bus Corporation continuing to hold the other 50%.

Blue Bird Corporation

Following strong growth during the late 1990s, Blue Bird had its best year ever in 2000 with record sales and profitability derived from buoyant market conditions. The company entered 2001 in good shape but by late spring early signs of impending budgetary pressures on States' education spending were detected and by the third quarter it became apparent that a growing number of States were cutting back on school bus purchases, particularly following September 11.

Deliveries of school buses fell by over 18% compared to 2000 due to a decline in the overall market and de-stocking by the distributor network. Margins were negatively impacted by lower production capacity utilisation and by competitor pricing pressure. Operating profits fell by £32.3 million to £38.6 million and margins from 13.7% to 8.4%. In this highly competitive environment Blue Bird maintained its leading position in the School Bus sector with a share of around 44%.

Actions were taken to right-size the business including general cost reductions and cost control measures to reflect changing market conditions. In addition, Blue Bird's assembly plant in Mexico was closed down in September and around 90% of its production was transferred back to US based operations, thereby improving plant utilisation and reducing costs.

As part of the process of ensuring Blue Bird's competitiveness and to prepare for the introduction of a broader range of buses, coaches and complete motor homes, a company wide programme has been launched to introduce lean manufacturing processes. This should lead to a significant reduction in inventories and working capital, free up space for additional activities and yield improvements in efficiency and cost effectiveness. Early results have been most encouraging and there is a significant potential to gain from this important initiative.

THE NOVA BUS CANADIAN BASED LFS DIVISION CLOSED THE YEAR BY WINNING ITS LARGEST SINGLE ORDER.... FOR A MINIMUM OF 825 AND A MAXIMUM OF 1334 LOW FLOOR TRANSIT BUSES.... A STRONG FOUNDATION FOR FUTURE PROFITABLE DEVELOPMENT.



Good progress was made in 2001 advancing our product development programmes and over the next twelve months we will be launching a range of new products, most of which will be entirely new offerings from Blue Bird targeted at new segments in the commercial bus, coach and motor home markets.

This highly ambitious programme to widen our product range will be the base for incremental top line sales growth and will complement current offerings from Prévost and Nova Bus. They will be manufactured in existing facilities, thereby minimising the amount of additional overhead and ensuring cost competitiveness.

North American Joint Ventures

Henlys holds a 50% shareholding in Prévost Car Inc, which manufactures bus shells for motorhome conversion, tour and charter coaches and, through Nova Bus, transit (city) bus products.

Turnover in 2001 fell by 17% compared to 2000 due to lower sales of coaches, motorhome shells and Nova RTS buses. Henlys share of operating profit, before amortisation of goodwill and exceptional costs, fell to £3.1 million (2000 - £11.2 million) primarily due to a major drop in contribution from the Prévost division which suffered a 43% drop in coach and a 16% fall in bus shell volumes. This sales decline, combined with the need to clear down a significant opening stock of unsold vehicles, led to a 50% drop in production activity compared with 2000. A policy of producing strictly in line with sales has brought about a significant reduction in completed vehicle stocks and this policy will be maintained for the future.

Deliveries of bus shells for conversion were 16% down on the previous year's near record achievement and there are early indications that this market has stabilised at current levels. In addition, Prévost's Parts and Service division demonstrated another year of strong progress with an increase in turnover of over 27% compared with 2000. It is worth noting that, even with such a heavy contraction in the motor coach market, Prévost division still generated an operating margin of 7.5% in 2001 compared with 12.1% in the previous year.

In Nova Bus, the US based RTS division and the Canadian based LFS division experienced mixed fortunes. The LFS division generated a 63% increase in turnover compared with 2000 and delivered a very encouraging improvement in financial performance. It then closed the year by winning its largest single order from Association de Transport Urban de Quebec (ATUQ) for a minimum of 825 and a maximum of 1334 low floor transit buses for delivery from 2003 to 2007 with options of 225 to 300 per annum for 2008 and 2009. This contract provides a strong foundation for the future profitable development of the LFS division.

The RTS division of Nova Bus, which produces traditional high floor transit buses, was severely affected by a severe drop in demand for the RTS bus as customers moved sharply to low floor products. This resulted in a patchy order book with uncertainty of future purchase volumes and order pattern. The business was progressively downsized over the summer/autumn period leading to a decision to effect a withdrawal from this operation either through a third party sale or by running off the existing order book until all production activities terminated. Sale negotiations are currently underway but it is not possible at this stage to predict their outcome.




DE DÉPISTAGE
DU CANCER DU SEIN
Québec
Québec




New York
Sightseeing


TransBus

TransBus International

TransBus was founded on 1 January 2001 through the combination of the non North American bus and coach operations of Henlys and Mayflower. Henlys holding in this new company is 30%, but our profit share is set at 25% for the first two years, resulting in a contribution to Henlys operating profit of £10.2 million, before amortisation of goodwill and exceptional costs, for 2001.

A major exercise to streamline and restructure body building operations resulted in the transfer of production of the Pointer midi bus range from Scarborough to the Alexander bus assembly plant in Falkirk in Scotland. The remaining coach manufacturing operation continues at Scarborough in a smaller, lower cost, dedicated facility using lean manufacturing methods. Annualised cost savings of around £10 million were achieved from the third quarter onwards resulting in an operating margin of 11.5% for the year as a whole.

The combined UK bus and coach market fell by 14% compared to 2000 due to a 12% fall in bus registrations and a 20% decline in coaches. TransBus enjoyed an increase in market share in all market segments and took an overall market share of just over 50% in 2001. Export sales at £96.8 million accounted for around 27% of total TransBus sales.

Order books presently stand at record levels with a total value of £160 million and the business will derive the full year benefit of cost reductions made in 2001, primarily relating to the reorganisation of the Scarborough facility. Prospects for 2002 look encouraging.

Board

Norman Askew has been a member of the Board of Henlys since 1996 and Chairman since 1997. He will be retiring from the Board following the AGM in May 2002. I would like to thank him for his contribution and support over this period which has been a time of major change and transformation of Henlys into a major player in the global bus and coach market.

Future Prospects

Our two leading North American markets (yellow school bus and touring coaches) have been particularly hit by the economic slowdown and the impact of September 11. Blue Bird and Prévost have traditionally been high margin businesses with powerful operational gearing. Our actions to reduce the cost base in line with recent volume reductions will ensure that we again benefit from a strong operational gearing effect as volumes increase with our expanded product range and any recovery in the US economy.

Blue Bird will also introduce an entirely new range of bus, coach and motorhome products over the coming year and these high value products should create significant incremental turnover and profitability as we move through 2003.

We also expect to unlock significant cost reductions and improved efficiencies from the introduction of lean manufacturing principles across all of Blue Bird's operations.

Nova Bus operations have been streamlined with the objective of delivering acceptable financial returns from 2003 onwards, concentrating on delivery of low floor transit buses to the Canadian market and private bus operators in the US.

TransBus is well positioned to enjoy another successful year.

Trading Results

The adjusted profit before taxation for the year is summarised as follows:

	2001 £m	2000 £m
Adjusted profit before taxation	**31.7**	65.3
Less:		
Amortisation of goodwill	**(22.0)**	(19.3)
Exceptional costs (a)	**(31.2)**	—
Loss on disposal of UK business (b)	**(14.1)**	—
(Loss)/Profit on Ordinary Activities before Taxation	**(35.6)**	46.0

(a) Exceptional costs comprise:

		£m
(i)	Cost of closure of Blue Bird's Mexican plant	3.3
(ii)	Henlys share of the rationalisation and closure costs of the Nova RTS plant in Roswell, New Mexico	23.4
(iii)	Henlys share of the restructuring costs of TransBus bodybuilding operations	4.5
		31.2

(b) The loss on disposal of Henlys UK business arose on the sale of the Group's UK operations into TransBus which was effective from 1 January 2001. The loss of £14.1 million is after charging £10.2 million representing the write back of goodwill previously written off in connection with these businesses. This goodwill charge is matched by an equivalent release from special reserve (note 22 to the financial statements), and, therefore, has no overall effect on Group net assets.

TransBus International Limited

On 1 January 2001, the UK coach & bus operations previously owned by Henlys were sold to TransBus Holdings Limited, the parent company of TransBus International Limited, in exchange for a 30% shareholding in that company. The Group's share of the turnover of TransBus in 2001 totalled £89.2 million and is shown separately as turnover from associated companies. (The turnover of Henlys previously wholly owned UK operations in 2000 was £161.5 million.) The Group's share of the operating profit of TransBus in this first year is £10.2 million, before amortisation of goodwill and exceptional costs, which compares to £5.1 million representing the operating profit of Henlys wholly owned UK bus and coach business in 2000.

Earnings per Share

There is a significant difference between the basic and fully diluted earnings per share which arises mainly because of the significance of the exceptional items. Note 9 to the Financial Statements sets out the detailed calculations of the earnings per share on a normal and adjusted basis for both basic and fully diluted earnings.

FRS19 - Deferred Taxation

The Group has adopted early compliance with FRS19 - Deferred Taxation, by recognising certain deferred tax assets. This has required relevant comparative figures to be restated as indicated in the financial statements. The impact of this change is set out in note 10 to the Financial Statements.

Change in Accounting Date

Following the sale of Henlys' UK activities into TransBus on 1 January 2001, the only wholly owned business within the Henlys Group is Blue Bird. The natural business cycle of Blue Bird comprises a build up of production in the second calendar quarter of the year in advance of the peak delivery season in July and August during the school holidays and at a time when the individual States within the USA commence their new financial year and, accordingly, have funds available for purchase of buses. The bulk of school bus deliveries are therefore made during the third quarter each year. The Board has recognised that accounting on a calendar year basis is no longer appropriate in the context of the natural business cycle of Blue Bird which is now the Group's only wholly owned activity. Accordingly, it has been decided that the accounting reference date of Blue Bird and the Group will be changed to 30 September each year with effect from the current period. This will mean that the next Interim Report will be prepared, as normal, for the six months to 30 June 2002, followed by statutory audited financial statements for the nine months to 30 September 2002. Thereafter, half yearly financial statements will be prepared to 31 March each year and the full annual financial statements will be prepared to 30 September each year.

Treasury

The Group uses derivative financial instruments to reduce the Group's exposure to foreign exchange and interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

So far as foreign exchange is concerned, the major part of the debt taken on at the time of the acquisition of Blue Bird was drawn down in US Dollars to provide a balance sheet hedge against the investment in Blue Bird.

As at 31 December 2001, US$157.6m (£108.3m) of the term debt has been drawn down. US$20.0m (£13.7m) drawings were outstanding under the revolving credit facility of US$150m (£103.1m). In addition to the unutilised revolving credit facility, the Group has unutilised overdraft facilities available which total £20 million.

A substantial part of the Group's debt is represented by the convertible loan of US$240m (£164.9m). This loan has an interest rate fixed at 5.5%, which provides to the Group a substantial element of interest rate protection. Additionally, approximately £55.0 million of further debt is covered by interest rate swaps and caps. Overall, 58.5% of the Group's debt at 31 December 2001 is presently at fixed interest rates, and a further 19.5% is subject to a cap.

Prévost, our North American joint venture, prepares its accounts in Canadian Dollars, but has significant sales and purchases in US Dollars. Forward currency contracts are taken out within Prévost to match anticipated flows of foreign currency.

N.B.M. Askew BA*
59, Chairman. Joined the Board in May 1996 and is Chairman of the Remuneration Committee. Mr Askew is Chief Executive of British Nuclear Fuels plc and formerly President and Chief Executive of Virginia Power, Virginia, USA. Mr Askew retires at the Annual General Meeting on 1 May 2002.

R.W. Wood BSc
53, Deputy Chairman, joined the Board in June 1989. Mr Wood was Chief Executive of the original Henlys Motor business from 1985 and Group Chief Executive from 1991 to 2002. He is Chairman of Prévost Car Inc. and a non-executive director of Tibbett & Britten Group plc. Mr Wood will become Chairman on 1 May 2002 following the retirement of Mr Askew.

T.A. Welsh BA
50, Chief Executive. Joined the Board in March 2002. Prior to joining Henlys Mr Welsh was a director of TI Group plc and Chief Executive of TI Group Automotive Systems. He was previously a director of T & N plc where he held a number of senior positions including, most recently, Chief Executive of their Piston Products Group.

K.N. Beresford MA
53, joined the Board in February 1987. Mr Beresford has previously been responsibile for Henlys UK Coach and Bus operations. In 2001 he was seconded to TransBus International Ltd, as Deputy Chief Executive. He now has responsibility for major projects relating to technical and product development.

B.A.C. Chivers FCA
53, Finance Director. Joined the Board in March 1991. Mr Chivers held the position of Finance Director of the original Henlys motor business from 1985.

C.I. Cowan FCCA*
56, joined the Board in September 1997 and is Chairman of the Audit Committee. Mr Cowan is Finance Director of Avis Europe plc. He was previously Group Finance Director with Jardine Matheson and prior to that a partner with Price Waterhouse.

R.W. Hawksworth BA*
58, joined the Board in April 2000. Mr Hawksworth is Secretary General of the European Association of Aerospace Industries and was previously Group Director and Chief of Staff of BAE SYSTEMS plc.

R.E. Maddox
49, joined the Board in April 2000. Mr Maddox is President and Chief Executive Officer of Blue Bird Corporation. He joined Blue Bird in 1974 and was previously Vice-President – Sales and Marketing from 1990-1998.

*Non-Executive. Member of the Remuneration, Nomination and Audit Committees.

The directors present their Report together with the financial statements and auditors' report for the year ended 31 December 2001.

Business review

The principal activities of the Group, comprising bus, coach and motorhome manufacture and distribution, are reviewed on pages 2 to 12 in the Chairman's Statement, the Corporate Profile and the Chief Executive's Review. The results for the year are set out in the Group Profit and Loss Account on page 26.

Fixed assets

In the directors' opinion there is no material difference between the aggregate book value and the aggregate market value of the Group's land and buildings at 31 December 2001.

Dividends

The directors recommend a final dividend of 3.4p per share which, together with the interim dividend of 6.8p already paid, amounts to 10.2p per share. The dividends total £7,767,000.

Directors

Details of the directors of the Company as at the date of this Report are shown on page 14.

Mr N.B.M. Askew and Mr B.A.C. Chivers retire by rotation pursuant to Article 108 of the Articles of Association and in compliance with the Combined Code. Mr T.A. Welsh was appointed a director on 1 March 2002 and retires pursuant to Article 114 of the Articles of Association. Mr Askew does not offer himself for re-election. Mr Chivers and Mr Welsh each offer themselves for re-election. Mr Chivers has a service agreement which, from 1 January 2003, can be terminated by the Company giving twelve months notice. Mr Welsh has a service agreement which can be terminated by the Company, in the period to 31 January 2004, giving twenty-four months notice and thereafter twelve months notice.

The interests of the directors in the Ordinary shares of the Company, the Company's Share Option Schemes and the Long Term Incentive Plan as at 31 December 2001 are shown on pages 21 to 23. None of the directors had a material interest in any significant contract undertaken by the Group during the year.

Substantial interests in share capital

At 7 March 2002 the following interests in Ordinary shares comprising 3% or more of the issued Ordinary share capital of the Company had been notified to the Company.

	Shares	%
AB Volvo	7,560,000	9.93
Merrill Lynch Investment Managers Ltd	2,335,607	3.07

Environmental, social and ethical policies

It is the policy of the Group that its subsidiary companies should have the management systems in place to protect human health and the environment through compliance with all applicable environmental and safety laws and regulations; to identify and control specific risks and to assess, and where possible improve, the impact of their operations on the environment.

The Group recognises the importance of local community involvement particularly in the areas where its subsidiary companies have manufacturing facilities and encourages active support through local management.

The Group also seeks to attain the highest ethical standards in relation to its recruitment and employment practices, the operation of its manufacturing facilities and its business dealings generally.

Employment policy

The Group's policy is to give full and fair consideration for all vacancies and employment opportunities to any suitable individual, including disabled persons. The benefit of keeping employees informed of, and involved in, the progress of the business is recognised by the Group. The Group aims to achieve this through consultation with employee representatives and by communication directly with employees on a day-to-day basis.

A Savings Related Share Option Scheme was first introduced in the UK in 1988 with a replacement scheme being approved in 1997. There have been twelve invitations to eligible employees to participate.

Payment of creditors

The Company's policy, which is also applied by the Group, is to pay suppliers generally at the end of the month following that in which the supplier's invoice is received or earlier where suppliers' terms require. The average number of days credit taken for trade purchases at 31 December 2001 was 45 days.

Charitable and political donations

During the year the Group contributed £52,944 to charities. There were no political donations.

Annual General Meeting

The Notice of Meeting is on pages 57 and 58. In addition to those items which will comprise the ordinary business of the Meeting there are three items of special business:-

Authority to allot shares (Resolution 6) At the Annual General Meeting in 2001, the directors were authorised to allot relevant securities of the Company within the meaning of Section 80 of the Companies Act 1985. This authority expires at the conclusion of this year's Annual General Meeting. The directors consider that the Company should maintain an adequate margin of unissued shares for use, for example, in connection with any future acquisition, although the directors have no present intention of issuing any shares other than pursuant to the rules of Henlys long term incentive plans. Accordingly, Resolution 6 to be proposed at the Annual General Meeting will enable the directors to continue to exercise their powers under the Company's Articles of Association to allot unissued shares in the capital of the Company up to a maximum of 25,384,584 shares (representing approximately one third of the issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2003 and 15 months after the date when the Resolution is passed. No issue will be made which would effectively alter the control of the Company without the prior approval of the shareholders in General Meeting.

Disapplication of pre-emption rights (Resolution 7) A Special Resolution will be proposed at the Annual General Meeting to authorise the directors to allot equity securities of the Company for cash otherwise than pro rata to existing shareholders in certain limited circumstances, namely either in connection with a rights issue or otherwise up to an aggregate nominal amount of £951,922 (representing 5% of the current issued share capital of the Company). This authority will lapse on the earlier of the Annual General Meeting of the Company to be held in 2003 and 15 months after the date when the Resolution is passed.

Purchase by the Company of its own shares (Resolution 8) Under the Company's Articles of Association, authority is granted to the Company to buy its own shares subject to the provisions of the Companies Act 1985. At the Annual General Meeting in 2001 the Company was given authority to buy up to 10% of the then issued share capital of the Company. No shares were purchased during the year and that authority will expire at the conclusion of this year's Annual General Meeting. Accordingly a Special Resolution will be proposed at the Annual General Meeting to renew the authority.

The authority sought is restricted to a maximum of 7,615,376 shares (which represents 10% of the current issued share capital of the Company), with a minimum purchase price of 25p per share and a maximum price which will not be more than 5% above the average of the middle market quotations for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the shares are purchased.

Two of the normal benefits of the purchase by a company of its own shares are to bring about improvements in both the earnings per share and the net asset value per share. The authority will only be exercised if purchases can be made at prices which result in these improvements and the directors are satisfied that such purchases are in the long-term interests of the Company and the shareholders generally.

This authority will lapse on the earlier of the Annual General Meeting to be held in 2003 and 15 months after the date when the Resolution is passed.

By Order of the Board.

P. Dawes
Company Secretary
14 March 2002

Compliance with the Combined Code

The Company has complied throughout the year in all material respects with the provisions of the Combined Code.

The Company was not in compliance with the Code provision for nomination of a senior non-executive director. The Board considers that it has a strong independent group of non-executive directors and is well balanced. Accordingly any non-executive director can be approached with confidence in respect of any concerns. However, the Board intends to nominate a senior independent non-executive director following appointment of a further non-executive director in 2002.

The Board Report on Directors' Remuneration, on pages 19 and 20, sets out the principles applied by the Board in relation thereto.

Board of Directors

Particulars of the Directors are shown on page 14. It is planned to appoint a further non-executive director and recruitment is at an advanced stage. Mr Askew retires at the Annual General Meeting on 1 May 2002 and Mr R.W. Wood will become executive Chairman at that time. The Board of Directors meets regularly (normally a minimum of 8 times a year) and additional meetings are arranged to deal with urgent matters. The Board has a formal schedule of matters reserved to it. These matters include public statements covering the Group's affairs, including social, environmental and ethical matters, authority levels, strategy, approval of annual plans, major capital expenditure, treasury policies and a review of monthly trading and financial statements. The Board is provided on a timely basis with appropriate information.

The non-executive directors have full access to the external auditors and to management and there is a formal procedure for directors to obtain independent professional advice in the furtherance of their duties should this be necessary.

Committees of the Board

The Audit Committee comprises the independent non-executive directors under the Chairmanship of Mr C.I. Cowan and meets three times a year. It assists the Board in observing its responsibilities for ensuring that the Group's financial systems provide reliable and timely information on its financial position and that the Group's published accounts represent a true and fair reflection of this position. It also assists the Board in ensuring that appropriate accounting policies, internal controls and compliance procedures are in place. The external auditors and the Finance Director attend the meetings and the remaining executive directors may also attend.

The Remuneration Committee comprises the non-executive directors under the Chairmanship of Mr N.B.M. Askew. The Committee generally meets three times a year and when directed by the Board, acts as *the Nomination Committee* to make recommendations to the Board on new Board appointments.

Internal Controls

The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve the Group's strategic objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

An on-going process for identifying, evaluating and managing the Group's significant risks has been in place throughout the year ended 31 December 2001 and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Audit Committee and the Board and accords with the guidance, Internal Control: Guidance for Directors on the Combined Code.

Principal elements of the Group's system of internal controls are:

Control environment

The Board sets the overall policy for the Group which includes a well defined organisational structure with clear operating procedures, lines of responsibility and delegated authority. Control procedures exist to identify and control business risks, safeguard the Group's assets and to ensure that financial transactions are properly recorded.

Assessment of business risk

A system of risk assessment and evaluation of controls is embedded within the management process. Risk assessment and evaluation takes place within each division whereby management completes a structured review of business risks, including, for example environmental, social and ethical issues, and risks to business objectives which are evaluated in terms of their individual significance and set out in a "risk map". Strategic risks and opportunities arising from changes in the Group's business environment are regularly reviewed by the Group Board. Appropriate control procedures are identified for each key risk and responsibility for control is allocated to appropriate managers.

Monitoring process

The control procedures are regularly reviewed by executive management and by the internal audit function.

The Audit Committee regularly reviews internal financial controls, the "risk maps" and other reports setting out key performance and risk indicators and considers possible control issues brought to their attention by these and the early warning mechanisms which are embedded within the operations. Representations are received from business units that control procedures have been operating effectively during the year.

The agenda for each Board meeting includes a regular item for consideration of business risks and controls and the Board receives regular reports thereon, with the emphasis on obtaining a high degree of assurance that its control procedures are operating effectively. The Board uses these reports as a basis to assess risks material to the achievement of the Group's strategic objectives. The Board has carried out an assessment of the effectiveness of the Group's system of internal controls for the purpose of this annual report.

The above statement on internal controls applies to the wholly owned activities of the Group. TransBus and Prévost have their own audit committees, which report to their respective Boards, and on which Henlys have representation.

Directors' Responsibility to Prepare Financial Statements

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

1. Remuneration Committee

Remuneration of the executive directors is determined by the Remuneration Committee. The current members of the Committee are the non-executive directors, Mr N.B.M. Askew (Chairman), Mr C.I. Cowan and Mr R.W. Hawksworth who each served throughout the year. Members of the Committee have no personal financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business.

The Remuneration Committee generally meets three times a year and it determines the terms and conditions, including annual remuneration, grant of long term incentives and bonus awards, of the executive directors and agrees the parameters of remuneration for the senior management. From time to time, subject to a resolution of the Board, the Committee also acts as a Nomination Committee with powers to consider the appointment of directors and make recommendations to the Board.

2. Policy on Remuneration of Executive Directors

The key objectives of the remuneration policy for executive directors are:

- to offer a remuneration package which will attract and retain the highest calibre of executive; and
- to ensure that individual rewards and incentives are directly aligned with personal performance, the performance of the Group, its growth in size and complexity and the interests of shareholders.

The remuneration arrangements, which meet the provisions of Schedule A to the Combined Code, include basic salary and benefits, performance related bonus, pension rights and long term incentives. The main elements are:

(i) Basic salary and benefits

The level of basic salary and benefits is determined by the Remuneration Committee taking into account the performance of the individual and information from independent sources on the rates of salary for similar jobs in a selected group of comparable companies. The companies used for comparison are chosen having regard to size, type of industry, geographical spread and the changing profile of their businesses. Individual salaries of executive directors are reviewed annually by the Committee. Benefits normally include the provision of a car, fuel, private medical insurance and permanent health insurance.

(ii) Performance related bonus

All senior management and executive directors are eligible to participate in the Group's management performance related bonus schemes which reward achievement of demanding financial targets of the Group, division or operating business as appropriate. These targets are established by reference to annual budgets. The maximum achievable bonus is normally 50% of basic salary.

The performance related bonus for the executive directors, set by the Committee, is based on achievement of target levels for pre-tax profit which in their view would represent good performance, taking into account both budget and the previous year's results, and is on a scale up to 60% of basic salary.

(iii) Pension rights

Mr Wood, Mr Beresford and Mr Chivers who are based in the UK participate on a non-contributory basis in the Henlys Group plc Pension Scheme which will provide them at their normal retirement age with a pension of up to two-thirds of their final pensionable earnings at retirement. The normal retirement age is 60. In the event of early retirement before the normal retirement age, the pension would normally be reduced. Life assurance cover is four times pensionable earnings. Pensions are payable in the event of ill health and a spouse's pension is payable on death.

Pensionable earnings is the members' basic salary plus bonuses, if any, up to 15% of such basic salary. This is the standard definition of pensionable earnings applicable to all members of the Scheme who participate in the Group's management performance related bonus schemes.

Mr R.E. Maddox who is based in the USA participates in the Blue Bird Body Company Executive Retirement Plan (the "ER Plan"), the Blue Bird Body Company Pension Plus Plan (the "PP Plan") and the Blue Bird Body Company Retirement Plan for Salaried Employees (the "RPS Plan"). The ER Plan and the RPS Plan provide at age 65 a pension based on a percentage of final average earnings for each year of service subject to a maximum of 30 years service. Average earnings under the ER Plan are subject to an IRS maximum (US$200,000 in 2002). Benefits under the RPS Plan were frozen in 1994 when Mr Maddox joined the ER Plan. The PP Plan provides at age 65 a pension based on the value of contributions made and investment returns at that time. The PP Plan is qualified pursuant to Section 401 (K) of the Internal Revenue Code and is subject to annual maximum contributions (US$11,000 in 2002). Pensions are payable under the plans in the event of disability or death prior to age 65.

Mr Welsh who is based in the UK participates in the Henlys Group plc Pension Scheme, subject to a 5% personal contribution, in respect of earnings to the Earnings Cap (as defined in the Finance Act 1989). In respect of earnings above the Earnings Cap the Company pays a salary supplement calculated as 30% of basic salary in excess of the Earnings Cap in lieu of pension.

Life assurance cover is four times the Earnings Cap together with supplementary life assurance of £1,000,000 covered by insurance.

(iv) Long term incentives

Long term incentive plans are the principal way of aligning the personal performance of the executive directors with the interests of the Company's shareholders. Social environmental and ethical matters are considered as part of this process. An integral part of the remuneration policy is to incentivise executive directors in this way. This has been principally achieved by the phased award of share options; the exercise of which is subject to performance criteria, the grant of share appreciation rights and the new long term incentive plan for executive directors with more demanding performance criteria and designed to closely link executive rewards to the return to shareholders on their investment which was introduced in 2001.

The Share Appreciation Rights lapsed in 2001 without vesting.

A description of the long term incentives is as follows:

Share options

Executive directors may receive grants of options under the terms of two share option schemes.

The Henlys Group Savings Related Share Option Scheme 1997 is an Inland Revenue approved scheme available to all UK employees with six months service or more and is currently based on a three or five year savings contract which provides an option to purchase shares after maturity at a discounted price fixed at the time the contract is taken out.

The Henlys Group Executive Share Option Scheme 1995 (as amended) (the "1995 Scheme") is an Inland Revenue approved discretionary share option scheme and under it an executive may receive options at current market value to be exercised, in normal circumstances, between three and ten years after grant. The directors are also able to grant options under the 1995 Scheme which are not approved by the Inland Revenue, thus attracting an income tax charge on exercise. The exercise of options is subject to the achievement of performance targets, established by the Committee before the options are granted. An executive may hold unexercised options at any time with an exercise price of up to four times his annual earnings the award of which is normally phased over a four year period.

Options granted under the 1986 Scheme are not subject to performance criteria. The period for granting options under this Scheme has expired.

Long term incentive plan

The Henlys Group plc Long Term Incentive Plan (the "Plan") was approved by the Shareholders in April 2001. Under the Plan shares may be awarded each year to executive directors up to 100 per cent of salary. The Plan also contained special retrospective arrangements for 2000.

The number of shares to be awarded is determined by the closing mid-market price of Henlys shares on the day prior to the date of grant or the average of the closing prices for a period of up to 30 days prior to the date of grant. Awards will vest in full if over a period of between three and five years the average EPS growth of the company against the Retail Price Index exceeds 5 per cent per year. For growth of 4 per cent per year 75 per cent of an award will vest and for growth of 3 per cent per year 50 per cent of an award will vest.

Service Agreements

The Service Agreement of Mr R.E. Maddox is terminable by the Company without notice, but is subject to payment of 1 year's base salary and limited continuation of certain benefits. From 1 January 2003, the Service Agreements of Mr K.N. Beresford and Mr B.A.C. Chivers are terminable by the Company at 12 months' notice having been reduced from 2 years' notice in January 2002. The Service Agreement for Mr T.A. Welsh is terminable at 2 years' notice in the period to 31 January 2004 and thereafter at 12 months' notice. The Service Agreement of Mr R.W. Wood is terminable at two years' notice.

The unexpired term of the Service Agreements of Mr Chivers and Mr Welsh proposed for re-election at the forthcoming Annual General Meeting are 21 and 24 months, respectively.

Non-executive directors

The appointment of non-executive directors is for a specified term subject to review after a period of three years. They do not have Service Agreements.

The remuneration of the non-executive directors takes the form of fees which are set by the Board.

The Notes to this Report, set out on pages 21 to 23, give details of directors' remuneration and their interests in the Company's shares.

On behalf of the Board.

N.B.M. Askew

Chairman, Remuneration Committee

14 March 2002

(i) Emoluments of the Directors

The emoluments of the directors were as follows:

	Basic Salary		Benefits		Fees		Bonus		Total Emoluments excluding Pensions	
	2001 £000	2000 £000	**2001 £000**	2000 £000	**2001 £000**	2000 £000	**2001 £000**	2000 £000	**2001 £000**	2000 £000
N. B. M. Askew	**—**	—	**—**	—	**63**	63	**—**	—	**63**	63
R. W. Wood	**459**	437	**16**	15	**—**	—	**—**	109	**475**	561
K. N. Beresford*	**226**	215	**10**	12	**—**	—	**150**	32	**386**	259
B. A. C. Chivers	**215**	205	**12**	10	**—**	—	**—**	51	**227**	266
C. I. Cowan	**—**	—	**—**	—	**23**	23	**—**	—	**23**	23
R. W. Hawksworth (from 19 April 2000)	**—**	—	**—**	—	**23**	16	**—**	—	**23**	16
R. E. Maddox (from 19 April 2000)	**285**	171	**4**	3	**—**	—	**—**	145	**289**	319

*Mr Beresford was seconded to TransBus International Limited from 1 January 2001 to 31 December 2001 and during that period 90% of his salary and benefits and 100% of his bonus were borne by TransBus.

The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of performance related bonuses, which are paid in the year following that in which they are earned. Benefits incorporate all assessable tax benefits arising from employment by the Company.

(ii) Pension Entitlements

(a) Defined Benefit Schemes

	Increase in accrued pension excluding inflation £000	Transfer value of increase £000	**Accrued pension 31 December 2001 £000**	Accrued pension 31 December 2000 £000
R. W. Wood	33	416	**236**	200
K. N. Beresford	16	183	**123**	106
B. A. C. Chivers	15	198	**116**	99
R. E. Maddox	1	8	**55**	53

The pension entitlement shown above relates to the Company's defined benefit schemes and is that which would be paid annually on retirement based on service to the end of the year. The increase in accrued pension during the year excludes any increase for inflation. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11. Members of the UK Scheme have the option to pay Additional Voluntary Contributions; neither the contributions nor the resulting benefits are included in the above table.

(b) Defined Contribution Schemes

Contributions paid by the Company to the PP Plan on behalf of Mr R. E. Maddox amounted to £3,896.

(iii) Directors' Interests

(a) Ordinary Shares

The beneficial interests of the directors in the Ordinary share capital of the Company at 31 December 2001 were as follows:

	At 31 December 2001 25p Ordinary shares	At 31 December 2000 25p Ordinary shares
N. B. M. Askew	**29,100**	29,100
R. W. Wood	**200,704**	125,444
K. N. Beresford	**50,276**	50,276
B. A. C. Chivers	**76,950**	64,405
C. I. Cowan	**5,000**	5,000
R. W. Hawksworth	**4,000**	4,000
R. E. Maddox	**115,072**	55,000

As of 7 March 2002 Mr Wood had an interest in 210,704 Ordinary Shares.

(iii) Directors' Interests continued

(b) Share Options

The following movements in options over the Ordinary share capital of the Company took place during the year:

	Number of Options at 1.1.01	Number of Options granted in 2001	Number of Options at 31.12.01	Exercise price (pence)	Date from which exercisable	Expiry Date
R.W. Wood	51,785(a)	—	51,785(a)	307.00	Mar 1997	Mar 2004
	41,428(a)	—	41,428(a)	259.50	Mar 1998	Mar 2005
	25,892	—	25,892	405.50	May 1998	May 2005
	51,785	—	51,785	568.50	Mar 1999	Mar 2003
	51,785	—	51,785	539.50	Mar 2000	Mar 2004
	98,391	—	98,391	384.50	Sep 2000	Sep 2004
	85,000	—	85,000	534.00	Oct 2002	Oct 2009
	70,000	—	70,000	371.00	Mar 2003	Mar 2010
	—	3,887(b)	3,887(b)	249.20	Jun 2004	Dec 2004
Total:	476,066	3,887	479,953			
K.N. Beresford	31,071(a)	—	31,071(a)	259.50	Mar 1998	Mar 2005
	5,178	—	5,178	405.50	May 1998	May 2005
	10,357	—	10,357	496.00	Oct 1998	Oct 2005
	31,071	—	31,071	568.50	Mar 1999	Mar 2003
	31,071	—	31,071	539.50	Mar 2000	Mar 2004
	25,892	—	25,892	384.50	Sep 2000	Sep 2004
	45,000	—	45,000	534.00	Oct 2002	Oct 2009
	45,000	—	45,000	371.00	Mar 2003	Mar 2010
Total:	224,640	—	224,640			
B.A.C. Chivers	41,428(a)	—	41,428(a)	307.00	Mar 1997	Mar 2004
	35,213(a)	—	35,213(a)	259.50	Mar 1998	Mar 2005
	16,571	—	16,571	405.50	May 1998	May 2005
	20,714	—	20,714	568.50	Mar 1999	Mar 2003
	25,892	—	25,892	539.50	Mar 2000	Mar 2004
	15,535	—	15,535	384.50	Sep 2000	Sep 2004
	4,350(b)	—	4,350(b)	396.50	Jun 2003	Dec 2003
	42,000	—	42,000	534.00	Oct 2002	Oct 2009
	39,000	—	39,000	371.00	Mar 2003	Mar 2010
Total:	240,703	—	240,703			
R.E. Maddox	60,000	—	60,000	511.50	Nov 2002	Nov 2009
	80,000	—	80,000	371.00	Mar 2003	Mar 2010
	60,000	—	60,000	325.00	Oct 2003	Oct 2010
	—	114,523	114,523	304.00	Apr 2004	Apr 2011
Total:	200,000	114,523	314,523			

The options above are under the terms of the Henlys Group Executive Share Option Scheme 1995 except as marked (a) which are under the terms of the Henlys Executive Share Option Scheme 1986 (No.1) and (b) which are under the terms of the Henlys Group Savings Related Share Option Scheme 1997.

The performance condition to be met before an option can be exercised under the terms of the Henlys Group Executive Share Option Scheme 1995 is that options will only be exercisable if, over a three year period following the grant of the options, the Company achieves growth in earnings per share which exceeds the growth in the Retail Prices Index by an average of 2% per year.

(c) Long Term Incentive Plan ("LTIP")

	Number of Shares at 1.1.01	Number of Shares granted in 2001	Number of Shares at 31.12.01	Performance period (years)	Performance measurement date
R.W. Wood	—	74,300	74,300	3	31.12.02
	—	153,410	153,410	3	31.12.03
Total:	—	227,710	227,710		
K.N. Beresford	—	36,555	36,555	3	31.12.02
	—	49,059	49,059	3	31.12.03
Total:	—	85,614	85,614		
B.A.C. Chivers	—	34,854	34,854	3	31.12.02
	—	71,965	71,965	3	31.12.03
Total:	—	106,819	106,819		
R.E. Maddox	—	62,307	62,307	3	31.12.03
Total:	—	62,307	62,307		

The performance condition to be met in respect of each of the LTIP awards is that over the performance period the average EPS growth, pre-goodwill and exceptional items, of the Company against the Retail Price Index shall exceed 3% per year. For growth of 3% 50% of the shares comprised in the award will be awarded; for growth of 4% 75% will be awarded and for growth of 5% 100% will be awarded.

Except as referred to above, there were no changes to the directors' interests shown above in the period 1 January 2002 to 7 March 2002.

The middle market price of the shares as at 31 December 2001 was 134.5p and the range during 2001 was 76.5p to 463.5p.

Mr N.B.M. Askew, Mr C.I. Cowan and Mr R.W. Hawksworth do not participate in the share option plans or LTIP.

Independent auditors' report to the Shareholders of Henlys Group plc

We have audited the financial statements of Henlys Group plc for the year ended 31 December 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes numbered 1 to 25. These financial statements have been prepared under the accounting policies set out therein. We have also examined the amounts disclosed relating to the emoluments, share options, long term incentive scheme interests and pension benefits of the directors which form part of the Board Report on Directors' Remuneration and associated notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Directors' Responsibility to Prepare Financial Statements as set out in the Statement on Corporate Governance. Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Statement on Corporate Governance on pages 17 and 18 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises only the Chairman's Statement, Chief Executive's Review, Finance Director's Review, Directors' Report, Statement on Corporate Governance, Board Report on Directors' Remuneration and related notes, US dollar translation of Group Primary Financial Statements and Five Year Record. Our responsibilities do not extend to any other information. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group at 31 December 2001 and of the Group's loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Arthur Andersen

Chartered Accountants & Registered Auditors
1 City Square, Leeds LS1 2AL
14 March 2002

Index to Financial Statements

Group Profit and Loss Account

FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	Group 2001 £000	Interest in Joint Ventures 2001 £000	Interest in Associates 2001 £000	Total 2001 £000	Group 2000 Restated £000	Interest in Joint Ventures 2000 £000	Interest in Associates 2000 £000	Total 2000 £000
Turnover	1								
Existing operations		**458,526**	**168,968**	**89,240**	**716,734**	518,506	202,781	—	721,287
Discontinued operations		**—**	**—**	**—**	**—**	161,476	—	—	161,476
Total turnover		**458,526**	**168,968**	**89,240**	**716,734**	679,982	202,781	—	882,763
Cost of sales	2	**(391,162)**	**(156,127)**	**(68,652)**	**(615,941)**	(566,346)	(167,298)	—	(733,644)
Gross Profit		**67,364**	**12,841**	**20,588**	**100,793**	113,636	35,483	—	149,119
Other operating expenses (net)	2	**(51,198)**	**(34,258)**	**(16,582)**	**(102,038)**	(55,788)	(25,386)	—	(81,174)
Operating (Loss)/Profit	1								
Existing operations		**38,631**	**3,116**	**10,228**	**51,975**	70,938	11,203	—	82,141
Discontinued operations		**—**	**—**	**—**	**—**	5,099	—	—	5,099
Amortisation of goodwill		**(19,136)**	**(1,170)**	**(1,727)**	**(22,033)**	(18,189)	(1,106)	—	(19,295)
Exceptional costs		**(3,329)**	**(23,363)**	**(4,495)**	**(31,187)**	—	—	—	—
		16,166	**(21,417)**	**4,006**	**(1,245)**	57,848	10,097	—	67,945
Share of operating (loss)/profit in joint ventures	13	**(21,417)**				10,097			
Share of operating profit in associates		**4,006**				—			
Total Operating (Loss)/Profit		**(1,245)**				67,945			
Loss on disposal of UK business (after writing back goodwill of £10,248,000)	13	**(14,077)**				—			
Interest payable (net)	3	**(20,299)**				(21,982)			
(Loss)/Profit on Ordinary Activities before Taxation	4	**(35,621)**				45,963			
Taxation	7	**(5,739)**				(22,476)			
(Loss)/Profit for the Financial Year		**(41,360)**				23,487			
Dividends	8	**(7,767)**				(15,517)			
Transfer (from)/to Reserves	22	**(49,127)**				7,970			
(Loss)/Earnings per Share									
Basic	9	**(54.3)p**				30.9p			
Adjusted	9	**27.8p**				59.2p			
Fully diluted	9	**(35.3)p**				30.0p			
Adjusted fully diluted	9	**27.9p**				51.9p			

The movement on reserves is shown in note 22 to the financial statements.

The accompanying notes and accounting policies are an integral part of these financial statements.

Balance Sheets

AT 31 DECEMBER 2001

	Note	Group 2001 £000	Interest in Joint Ventures 2001 £000	Total 2001 £000	Group 2000 Restated £000	Interest in Joint Ventures 2000 Restated £000	Total 2000 Restated £000	Company 2001 £000	Company 2000 £000
Fixed Assets									
Intangible assets	11	**342,784**	**18,694**	**361,478**	352,347	19,465	371,812	**—**	—
Tangible assets	12	**26,205**	**17,214**	**43,419**	58,368	21,657	80,025	**143**	182
Investments	13	**108,227**	**(31,696)**	**76,531**	65,607	(60,377)	5,230	**627,946**	604,535
		477,216	**4,212**	**481,428**	476,322	(19,255)	457,067	**628,089**	604,717
Current Assets									
Stocks	14	**77,952**	**52,282**	**130,234**	121,658	68,370	190,028	**—**	—
Debtors	15	**28,227**	**32,488**	**60,715**	40,216	36,999	77,215	**37,143**	45,304
Cash at bank and in hand		**8,869**	**6,095**	**14,964**	26,371	4,746	31,117	**—**	12,980
		115,048	**90,865**	**205,913**	188,245	110,115	298,360	**37,143**	58,284
Creditors									
Amounts falling due within one year	16	**94,937**	**81,047**	**175,984**	113,625	78,613	192,238	**180,835**	156,346
Net Current Assets/(Liabilities)		**20,111**	**9,818**	**29,929**	74,620	31,502	106,122	**(143,692)**	(98,062)
Total Assets less Current Liabilities		**497,327**	**14,030**	**511,357**	550,942	12,247	563,189	**484,397**	506,655
Creditors: Amounts falling due after more than one year	17	**244,905**	**2,150**	**247,055**	265,931	1,853	267,784	**244,905**	265,931
Provisions for Liabilities and Charges	19	**38,154**	**11,880**	**50,034**	34,198	10,394	44,592	**—**	1,020
Net Assets		**214,268**	**—**	**214,268**	250,813	—	250,813	**239,492**	239,704
Capital and Reserves									
Called up share capital	21	**19,038**			19,036			**19,038**	19,036
Share premium account	22	**118,800**			118,771			**118,800**	118,771
Other reserves	22	**44,981**			38,459			**64,551**	63,111
Profit and loss account	22	**31,449**			74,547			**37,103**	38,786
Equity Shareholders' Funds		**214,268**			250,813			**239,492**	239,704

Approved by the Board of Directors on 14 March 2002.

N.B.M. Askew
Chairman

B.A.C. Chivers
Finance Director

The accompanying notes and accounting policies are an integral part of these financial statements.

Group Statement of Total Recognised Gains and Losses

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 Restated £000
(Loss)/profit for the financial year	**(41,360)**	23,487
Foreign exchange gain on retranslation of investments and goodwill	**9,997**	34,355
Foreign exchange loss on retranslation of loans	**(8,233)**	(23,149)
Tax effect of foreign exchange movements	**539**	(2,079)
Total recognised gains and losses relating to the year	**(39,057)**	32,614
Prior year adjustment	**3,303**	
Total recognised gains and losses since last annual report and financial statements	**(35,754)**	

Group Historical Cost Profits and Losses

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 Restated £000
(Loss)/profit on ordinary activities before taxation	**(35,621)**	45,963
Difference between the historical cost depreciation charge and the actual charge based on the revalued amount	**—**	64
Realisation of property revaluation gains of previous years	**6,029**	476
Historical cost (loss)/profit before taxation	**(29,592)**	46,503
Historical cost (loss)/profit for the year retained after taxation and dividends	**(43,098)**	8,510

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 Restated £000
(Loss)/profit for the financial year	**(41,360)**	23,487
Dividends	**(7,767)**	(15,517)
New share capital issued	**31**	228
Foreign exchange gain on retranslation of investments and goodwill	**9,997**	34,355
Foreign exchange loss on retranslation of loans	**(8,233)**	(23,149)
Tax effect of foreign exchange movements	**539**	(2,079)
Goodwill written back on disposals	**10,248**	—
Net movement in equity shareholders' funds	**(36,545)**	17,325
Equity shareholders' funds at beginning of year as previously reported	**247,510**	227,918
Prior year adjustment in respect of FRS19	**3,303**	5,570
Equity shareholders' funds at end of year as restated	**214,268**	250,813

The accompanying notes and accounting policies are an integral part of these financial statements.

Group Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 £000	2000 £000
Net Cash Inflow from Operating Activities	**32,967**	33,003
Dividends and Interest Received from Joint Ventures	**7,145**	4,068
Returns on Investments and Servicing of Finance	**(18,175)**	(17,481)
Taxation	**(909)**	(12,745)
Capital Expenditure (net)	**(10,749)**	(8,593)
Acquisitions and Disposals	**(3,704)**	(1,628)
Equity Dividends Paid	**(15,533)**	(14,908)
Cash Outflow before Financing	**(8,958)**	(18,284)
Financing	**(12,670)**	7,778
Decrease in Cash in the Year	**(21,628)**	(10,506)

The accompanying notes and accounting policies are an integral part of these financial statements.

Notes to the Group Cash Flow Statement

1 Reconciliation of Total Operating (Loss)/Profit to Net Cash Inflow from Operating Activities

	2001 £000	2000 £000
Total operating (loss)/profit	**(1,245)**	67,945
Share of operating loss/(profit) in joint ventures	**21,417**	(10,097)
Share of operating profit in associates	**(4,006)**	—
Operating profit excluding joint ventures and associates	**16,166**	57,848
Depreciation charge	**3,636**	7,013
Amortisation of goodwill	**19,136**	18,189
Increase in value of fixed asset investments	**(92)**	(119)
Loss/(profit) on sale of tangible fixed assets and business	**1**	(1,356)
Increase in stock	**(2,526)**	(4,122)
Decrease/(increase) in debtors	**2,329**	(7,494)
Decrease in creditors and provisions for liabilities and charges	**(5,683)**	(36,956)
Net Cash Inflow from Operating Activities	**32,967**	33,003

2 Analysis of Cash Flows

	2001 £000	2000 £000
Returns on investments and servicing of finance		
Interest received	**2,039**	2,058
Interest paid	**(20,214)**	(19,539)
Net Cash Outflow	**(18,175)**	(17,481)
Taxation		
Tax received	**594**	—
Tax paid	**(1,503)**	(12,745)
Net Cash Outflow	**(909)**	(12,745)
Capital expenditure and financial investment		
Purchase of tangible fixed assets and product development	**(13,803)**	(12,066)
Purchase of fixed asset investments	**(119)**	(171)
Sale of tangible fixed assets	**59**	3,644
Sale of fixed asset investments	**3,114**	—
Net Cash Outflow	**(10,749)**	(8,593)
Acquisitions and disposals		
Acquisition of associated undertaking	**(1,570)**	—
Acquisition of joint venture	**(1,099)**	—
Acquisition of subsidiary undertaking (including loans acquired and repaid)	**—**	(1,628)
Cash in subsidiary undertakings disposed	**(362)**	—
Disposal of subsidiary undertakings	**(673)**	—
Net Cash Outflow	**(3,704)**	(1,628)
Financing		
New loans	**13,237**	18,326
Repayment of loans	**(25,938)**	(10,776)
Issue of ordinary share capital	**31**	228
Net Cash (Outflow)/Inflow	**(12,670)**	7,778

3 Analysis and Reconciliation of Net Debt

	1 January 2001 £000	Cash Flow £000	Other non-cash changes £000	Translation Difference £000	**31 December 2001 £000**
Cash at bank and in hand	26,371	(17,892)	—	390	**8,869**
Bank overdraft	—	(3,736)	—	—	**(3,736)**
	26,371	(21,628)	—	390	**5,133**
Debt due after 1 year	(265,931)	—	27,100	(6,074)	**(244,905)**
Debt due within 1 year	(25,060)	12,701	(27,484)	(1,088)	**(40,931)**
Net debt	(264,620)	(8,927)	(384)	(6,772)	**(280,703)**

	2001 £000	2000 £000
Decrease in cash in the year	**(21,628)**	(10,506)
Cash outflow/(inflow) from decrease/(increase) in debt	**12,701**	(7,549)
Movement in net debt resulting from cash flows	**(8,927)**	(18,055)
Translation difference	**(6,772)**	(21,037)
Amortisation of debt issue costs	**(384)**	(391)
Movement in net debt in year	**(16,083)**	(39,483)
Net debt at beginning of year	**(264,620)**	(225,137)
Net debt at end of year	**(280,703)**	(264,620)

The principal accounting policies, which have been applied consistently throughout the year and preceding year, (with the exception that the prior year figures have been restated as a result of the adoption of FRS19 - Deferred Tax, which is further explained in note 10) are:

(a) Basis of accounting

These financial statements are prepared under the historical cost convention, modified to include the revaluation of land and buildings, and in accordance with applicable accounting standards.

In accordance with FRS5, assets and liabilities are recognised in the financial statements where, as a result of past transactions or events, the Group has rights or other access to future economic benefits or obligations to transfer economic benefits.

(b) Basis of consolidation

The financial statements of all subsidiary undertakings are consolidated and made up to 31 December.

Undertakings, other than subsidiary undertakings, in which the Group has an interest comprising not less than 40% of the voting capital and over which it exerts significant influence are treated as joint ventures. The consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses.

Investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out in (m) below. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

As permitted by section 230 of the Companies Act 1985 a separate profit and loss account for the parent company is not presented.

(c) Turnover

Turnover comprises the net invoiced value of sales of all activities, excluding value added tax, to customers outside the Group.

Turnover in respect of vehicles is recognised either on despatch of vehicles to customers or on the completion of the vehicle where the customer has paid for the vehicle or where the vehicle has been sold on credit terms.

(d) Foreign currency

Transactions in foreign currencies are translated into sterling at the rates of exchange current at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the balance sheet date or, where appropriate, at the rate of exchange in a related forward exchange contract. Any gains or losses arising from a change in exchange rates subsequent to the date of transactions are included in the profit and loss account.

For the purposes of consolidation and application of the equity method of accounting, the closing rate method is used under which translation gains or losses are shown as movements on reserves. The Group's share of profit and loss accounts of overseas joint ventures are translated at the weighted average exchange rate.

Exchange differences on foreign currency loans, to the extent that they hedge equity investments in overseas operations, are taken to reserves and separately reported.

(e) Research and development

All expenditure related to research and development for new models of existing products is charged against income as incurred.

(f) Intangible assets – product development

Product development costs relate to development costs of new products where the directors are satisfied as to the technical, commercial and financial viability of such projects. In such cases the identifiable expenditure is deferred and amortised over the period during which the Group is expected to benefit. This period is between five and eight years.

(g) Pension costs and other post retirement benefits

For the defined benefit schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The defined benefit schemes are funded, with the assets of the schemes held separately from those of the group in separate trustee administered funds. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

For the defined contribution schemes the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

(h) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is measured on a non-discounted basis.

(i) Fixed assets

Land and buildings are stated at cost or valuation, net of depreciation and any provision for impairment.

Other fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is calculated to write off the cost or valuation less estimated residual value of fixed assets in equal annual instalments over their estimated useful lives as follows:

Land:	nil
Freehold buildings:	2% to 3% per annum
Short leasehold buildings:	over the term of the lease
Plant and equipment:	8% to 25% per annum
Vehicles:	25% to 50% per annum
Computers:	14% to 50% per annum

(j) Leases

Assets acquired under hire purchase agreements and finance leases are capitalised and depreciated over the shorter of the lease term and the useful economic life. The net obligations under these agreements are included in creditors. The finance charges are allocated over the primary period of the leases so as to provide a constant periodic charge on the outstanding balance.

Payments made in respect of operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

(k) Stocks

Stocks are valued at the lower of cost and net realisable value. Cost includes materials, labour and an appropriate proportion of production overheads. Provision is made for obsolete, slow moving or defective items where appropriate.

Stock includes interest bearing consignment stocks and repurchase commitments on vehicles where the residual price is predetermined. The corresponding liabilities are included in creditors.

(l) Investments

In the Group financial statements investments in joint ventures are dealt with by the gross equity method of accounting. That is the consolidated profit and loss account includes the appropriate share of these undertakings' profits less losses while the Group's share of their net assets and liabilities, is shown in the consolidated balance sheet.

In the Company's financial statements investments in joint ventures and subsidiary undertakings are shown at cost less provision for impairment. Other fixed asset investments are shown at cost less provision for impairment.

(m) Acquisitions and goodwill

Positive purchased goodwill is capitalised and classified as an asset on the balance sheet. Amortisation is calculated to write off the capitalised goodwill in equal instalments over 20 years. Goodwill is reviewed for impairment upon completion of the first full year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying values may not be recoverable.

Trading results of acquired subsidiary undertakings, joint ventures and associates are included from the date of acquisition.

Goodwill purchased prior to the implementation of Financial Reporting Standard No. 10 was and remains eliminated as a matter of accounting policy against a special reserve and is charged to the profit and loss account on subsequent disposal of the business to which it related. On disposal or closure of a previously acquired business, the attributable amount of goodwill previously written off to reserves is included in determining the profit or loss on disposal.

(n) Revaluation reserve

Surpluses/(deficits) arising on the revaluation of classes of fixed assets are credited/(debited) to a non-distributable reserve. Revaluation deficits in excess of the amount of prior revaluation surpluses on the same asset category are charged to the profit and loss account. Where depreciation charges are increased following a revaluation, an amount equal to such increase is transferred annually from this reserve to the profit and loss account. On the disposal of a revalued fixed asset, any remaining revaluation surplus/(deficit) relating to the asset is also transferred to the profit and loss account.

(o) Finance lease debtors

Amounts due under finance leases are included in debtors at the net investment in the lease after making provisions for bad and doubtful rentals receivable. Income under finance leases is allocated to give a constant periodic rate of return on the net investment of the lease.

(p) Derivative financial instruments

The Group uses interest rate swaps and caps to reduce exposure to interest rate movements. The Group does not hold or issue derivative financial instruments for speculative purposes.

Where the Group has taken out an interest rate swap, the interest charge in the financial statements is calculated at the swap rate applied to the related borrowings.

Where a premium is paid for an interest rate cap, this is written off when the protected period commences.

(q) Debt

Debt is initially stated at the amount of the net amounts received after deduction of issue costs.

Convertible debt is reported as a liability unless conversion actually occurs. No gain or loss is recognised on conversion.

1 Segmental Reporting

(a) Total turnover, operating profit and net assets by geographical origin were:

	UK 2001 £000	UK 2000 £000	**North America 2001 £000**	North America 2000 £000	**Total 2001 £000**	Total 2000 £000
Turnover						
Existing operations	—	—	**458,526**	518,506	**458,526**	518,506
Discontinued operations	—	161,476	—	—	—	161,476
Share of turnover of joint ventures	—	—	**168,968**	202,781	**168,968**	202,781
Share of turnover of associate	**89,240**	—	—	—	**89,240**	—
	89,240	161,476	**627,494**	721,287	**716,734**	882,763
Operating (Loss)/Profit						
Existing operations	—	—	**38,631**	70,938	**38,631**	70,938
Discontinued operations	—	5,099	—	—	—	5,099
Share of operating profit of joint ventures	—	—	**3,116**	11,203	**3,116**	11,203
Share of operating profit in associate	**10,228**	—	—	—	**10,228**	—
Amortisation of goodwill	**(1,727)**	—	**(20,306)**	(19,295)	**(22,033)**	(19,295)
Exceptional costs	**(4,495)**	—	**(26,692)**	—	**(31,187)**	—
	4,006	5,099	**(5,251)**	62,846	**(1,245)**	67,945
Loss on disposal of UK business					**(14,077)**	—
Interest payable (net)					**(20,299)**	(21,982)
(Loss)/Profit on ordinary activities before taxation					**(35,621)**	45,963
Net assets	**62,713**	47,348	**432,258**	468,085	**494,971**	515,433
Net debt					**(280,703)**	(264,620)
					214,268	250,813

Amortisation of goodwill in North America is shown after charging £1,170,000 (2000 – £1,106,000) in respect of joint ventures.

On 1 January 2001 the Group disposed of its UK bus and coach business in exchange for a 30% shareholding in TransBus Holdings Limited. The results of the UK bus and coach business for 2000 are shown under discontinued operations. In 2001 the Group's share of the results of TransBus are shown as an associated company.

(b) Total turnover by geographical destination was:

	2001 £000	2000 £000
Inside the UK – existing operations	—	666
– discontinued operations	—	148,250
– share of turnover of associate	**65,045**	—
Outside the UK (mainly North America) – existing operations	**458,526**	517,836
– discontinued operations	—	13,230
– share of turnover of joint ventures	**168,968**	202,781
– share of turnover of associate	**24,195**	—
	716,734	882,763

(c) Net assets of the Group were:

	2001 £000	2000 £000
Coach and bus – existing operations	**389,248**	387,487
– discontinued operations	—	67,569
Investment in joint ventures	**31,696**	60,377
Investment in associates	**74,027**	—
Total coach and bus	**494,971**	515,433
Net debt	**(280,703)**	(264,620)
	214,268	250,813

2 Cost of Sales and Other Operating Expenses (net)

	2001 £000	2000 £000
Cost of sales	**391,162**	566,346
Other operating expenses (net)		
Amortisation of goodwill	**19,136**	18,189
Exceptional cost - closure costs of Blue Bird's Mexican plant	**3,329**	—
Other administrative expenses	**28,733**	37,599
Total administrative expenses	**51,198**	55,788

3 Interest Payable (net)

	2001 £000	2000 £000
Interest payable on:		
– bank loans and overdrafts	**(9,717)**	(11,686)
– other loans	**(9,588)**	(9,342)
	(19,305)	(21,028)
Share of joint ventures' interest payable	**(2,209)**	(2,346)
Share of associates' interest payable	**(568)**	—
	(22,082)	(23,374)
Interest receivable	**1,783**	1,392
	(20,299)	(21,982)

4 (Loss)/Profit on Ordinary Activities before Taxation

	2001 £000	2000 £000
(Loss)/Profit on ordinary activities before taxation is stated after crediting:		
Income from operating leases	—	663
and after charging:		
Depreciation of tangible fixed assets	**3,636**	7,013
Amortisation of goodwill	**19,136**	18,189
Operating lease rentals		
– plant and equipment	**1,360**	1,436
– land and buildings	**398**	394
Development expenditure	**389**	4,819
Auditors' remuneration for audit services	**240**	346

In addition to the auditors' remuneration shown above, amounts totalling £273,700 (2000 – £244,400) have been paid to Arthur Andersen in the UK in respect of advice relating to acquisitions and investments and other non-audit services.

5 Staff Costs

	2001 £000	2000 £000
Employee costs, including executive directors, during the year amounted to:		
Wages and salaries	**92,082**	121,439
Social security costs	**5,784**	8,637
Other pension costs (note 23)	**2,234**	1,864
	100,100	131,940

	2001 Number	2000 Number
The average monthly number of employees, including executive directors, during the year was:	**3,197**	5,053

6 Directors Emoluments

	2001 £000	2000 £000
Fees	**109**	109
Remuneration:		
Salaries and taxable benefits	**1,015**	1,068
Performance related and other bonus payments	**—**	337
	1,124	1,514

During the year no directors (2000 – nil) exercised share options.

7 Taxation

The tax charge comprises:

	2001 £000	2000 £000
Current tax:		
UK corporation tax	**3,132**	(94)
Withholding tax	**536**	371
Double tax relief	**(1,007)**	(371)
	2,661	(94)
Overseas tax	**(1,440)**	11,353
	1,221	11,259
Adjustments in respect of prior years		
UK corporation tax	**—**	247
Overseas tax	**(1,844)**	—
Total current tax	**(623)**	11,506
Deferred tax:		
Origination and reversal of timing differences	**6,463**	6,674
Adjustment in respect of prior years	**1,800**	444
Total deferred tax (see note 19)	**8,263**	7,118
Share of joint ventures' tax	**(3,250)**	3,852
Share of associates' tax	**1,349**	—
Total tax on loss/profit on ordinary activities	**5,739**	22,476

The tax credit in respect of exceptional costs amounted to £4,799,000 (2000 - nil).

The difference between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the (loss)/profit before tax is as follows:

	2001 £000	2000 £000
(Loss)/profit on ordinary activities before tax	**(35,621)**	45,963
Less: share of joint ventures' loss/(profit) before tax	**26,578**	(4,382)
share of associates' profit before tax	**(5,165)**	—
Group (loss)/profit on ordinary activities before tax	**(14,208)**	41,581
Tax on group (loss)/profit on ordinary activities at standard UK corporation tax rate of 30% (2000 - 30%)	**(4,262)**	12,474
Effects of:		
Expenses not deductible for tax purposes	**9,713**	1,011
Current year movement on deferred tax	**(6,463)**	(6,674)
Rate differences on overseas earnings	**2,233**	4,448
Adjustment to tax charge in respect of previous periods	**(1,844)**	247
Group current tax (credit)/charge	**(623)**	11,506

7 **Taxation**
continued

The tax charge in future periods may be affected by:

- the fact that the Group earns its profits primarily in North America and therefore the tax rate applicable to those profits is higher than the standard rate for UK corporation tax
- the utilisation of taxable losses in the Group's joint ventures which in the present period amount to an unrecognised deferred tax asset as based on currently available information. It is considered unlikely that suitable taxable profits will be generated in the forseeable future
- the non-tax deductible goodwill amortisation

8 **Dividends**

	2001 pence	2000 pence	2001 £000	2000 £000
Ordinary: Interim paid	**6.8**	6.8	**5,177**	5,161
Final proposed	**3.4**	13.6	**2,590**	10,356
	10.2	20.4	**7,767**	15,517

9 **(Loss)/Earnings per Share**

(Loss)/earnings per share has been calculated by dividing the loss for the financial year of £41,360,000 (2000 – profit of £23,487,000) by 76,149,660 (2000 – 76,078,384) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year.

Adjusted earnings per share, which gives a useful indication of underlying performance, has been calculated by dividing the profit for the financial year, before amortisation of goodwill and other exceptional costs, amounting to £21,138,000 (2000 – £45,049,000) by 76,149,660 (2000 – 76,078,384) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year.

Fully diluted (loss)/earnings per share has been calculated by dividing the loss for the financial year excluding the interest on the convertible loan stock net of tax of £34,916,000 (2000 – profit of £29,690,000) by 98,814,275 (2000 – 98,848,728) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year adjusted for the exercise of outstanding share options and convertible debt.

Adjusted fully diluted earnings per share has been calculated by dividing the adjusted profit excluding the interest on the convertible loan stock net of tax of £27,582,000 (2000 – £51,253,000) by 98,814,275 (2000 – 98,848,728) Ordinary shares, being the weighted average number of Ordinary shares in issue during the year adjusted for the exercise of outstanding share options and convertible debt.

	2001 pence per share	2000 pence per share
Basic (loss)/earnings per share	**(54.3)**	30.9
Amortisation of goodwill	**28.9**	25.3
Exceptional costs	**59.5**	—
Associated tax credit	**(6.3)**	3.0
Adjusted earnings per share	**27.8**	59.2
Fully diluted (loss)/earnings per share	**(35.3)**	30.0
Amortisation of goodwill	**22.3**	19.6
Exceptional costs	**45.8**	—
Associated tax credit	**(4.9)**	2.3
Adjusted fully diluted earnings per share	**27.9**	51.9

10 **Prior Year Adjustment**

The Group has adopted FRS19 during the year and this has resulted in the recognition of certain deferred tax assets within its joint ventures. The comparative figures in the financial statements and notes have been restated to reflect the new policy.

The effects of the change in policy are summarised below:

	2001 £000	2000 £000
Profit and loss account		
Taxation	**1,300**	(2,267)
Increase/(decrease) in profit for the financial year	**1,300**	(2,267)
Balance sheet		
Investment in joint ventures	**4,603**	3,303
Increase in net assets	**4,603**	3,303

11 Intangible Assets

Group	Product Development 2001 £000	Goodwill 2001 £000	Total 2001 £000
Cost:			
Beginning of year	5,379	369,134	374,513
Additions	5,729	198	5,927
Disposals to associate company	(5,379)	—	(5,379)
Exchange adjustment	(148)	9,547	9,399
End of year	5,581	378,879	384,460
Amortisation:			
Beginning of year	—	22,166	22,166
Charged in year	—	19,136	19,136
Disposals to associate company	—	—	—
Exchange adjustment	—	374	374
End of year	—	41,676	41,676
Net book value:			
Beginning of year	5,379	346,968	352,347
End of year	5,581	337,203	342,784

Development costs have been capitalised in accordance with SSAP13. The costs relate to the development of a number of new product lines.

12 Tangible Fixed Assets

Group	Land and Buildings Freehold £000	Short Leasehold £000	Plant and Equipment £000	Contract Hire and Rental Fleet £000	Total £000
Cost or valuation:					
Beginning of year	32,744	252	39,735	10,511	83,242
Additions	845	—	7,229	—	8,074
Disposals	—	—	(139)	—	(139)
Disposals to associate company	(19,861)	(72)	(24,024)	(10,511)	(54,468)
Transfer to stock	(2,900)	—	—	—	(2,900)
Exchange adjustment	218	—	32	—	250
End of year	11,046	180	22,833	—	34,059
Depreciation:					
Beginning of year	1,882	113	19,645	3,234	24,874
Charged in year	735	15	2,886	—	3,636
Disposals	—	—	(79)	—	(79)
Disposals to associate company	(1,101)	(57)	(16,067)	(3,234)	(20,459)
Transfer to stock	(215)	—	—	—	(215)
Exchange adjustment	(47)	—	144	—	97
End of year	1,254	71	6,529	—	7,854
Net book value:					
Beginning of year	30,862	139	20,090	7,277	58,368
End of year	9,792	109	16,304	—	26,205

Freehold land amounting to £1,340,000 (2000 – £8,704,000) has not been depreciated.

12 Tangible Fixed Assets
continued

Company	Land and Buildings Short Leasehold £000	Plant and Equipment £000	Total £000
Cost or valuation:			
Beginning of year	**180**	**266**	**446**
Additions	—	6	6
Disposals	—	(38)	(38)
End of year	**180**	**234**	**414**
Depreciation:			
Beginning of year	56	208	264
Charged in year	15	30	45
Disposals	—	(38)	(38)
End of year	**71**	**200**	**271**
Net book value:			
Beginning of year	124	58	182
End of year	**109**	**34**	**143**

Freehold land amounting to £nil (2000 – £6,090,000) has not been depreciated.

Land and buildings are valued as stated above with additions at cost as shown below:

	Group 2001 £000	Group 2000 £000	**Company 2001 £000**	Company 2000 £000
At valuation	**—**	19,524	**—**	—
At cost	**11,226**	13,472	**180**	180
Cost or valuation at end of year	**11,226**	32,996	**180**	180

On an historical cost basis land and buildings would be stated as follows:

	Group 2001 £000	Group 2000 £000	**Company 2001 £000**	Company 2000 £000
Cost	**11,226**	26,544	**180**	180
Depreciation	**1,325**	2,332	**71**	56
Net book value	**9,901**	24,212	**109**	124

13 Investments

	Group 2001 £000	Group 2000 £000	**Company 2001 £000**	Company 2000 £000
Subsidiary undertakings	**—**	—	**499,553**	546,666
Joint ventures	**31,696**	60,377	**56,990**	57,869
Associates	**74,027**	—	**71,403**	—
Other fixed asset investments	**2,504**	5,230	**—**	—
	108,227	65,607	**627,946**	604,535

13 Investments

continued

Principal group investments

The Company and the Group have investments in the following subsidiary undertakings, joint ventures and associates which principally affected the profits or net assets of the Group. To avoid a statement of excessive length, details concerning investments which are not significant have been omitted.

	Country of incorporation	Principal activity	Holding
Subsidiary undertakings			
Blue Bird Body Company*	USA	Manufacture of school and transit buses and recreational vehicles	100%
Joint ventures			
Prévost Holding B.V.	Netherlands	Investment holding company	50%
Prévost Car Inc.*	Canada	Manufacture of highway coaches and bus shells for conversion	50%
Prévost Car Inc.*	USA	Distribution of highway coaches, after sales provision and manufacture of urban transit buses	50%
Associates			
TransBus Holdings Limited	England	Investment holding company	30%
TransBus International Limited*	England	Manufacture and distribution of public service vehicles	30%

The share capital of the above companies is owned directly by Henlys Group plc, except those marked by an asterisk.

Subsidiary undertakings

	£000
Cost:	
At beginning of year	555,600
Additions	17,572
Disposals	(7,268)
Disposals to associate company	(69,357)
Exchange adjustment	11,940
At end of year	**508,487**
Amounts written off :	
At beginning and end of year	8,934
Net book value:	
At beginning of year	546,666
At end of year	**499,553**

The Company's investment in subsidiary undertakings includes long-term loans of £464,477,000 (2000 - £452,537,000) bearing interest at a commercial rate. The movement in the period in respect of these loans relates solely to exchange movements.

The Company has subscribed for additional shares totalling £17,572,000 in two existing subsidiaries.

Disposals represent dormant companies which have been or are in the process of being struck off the register of companies.

On 1 January 2001 the UK bus and coach operations were disposed of to TransBus Holdings Limited in exchange for a 30% shareholding in that company. Further details of this transaction are disclosed in Associates below.

13 Investments
continued

Joint ventures

	Group £000	Company £000
Cost:		
At beginning of year as previously reported	77,294	57,869
Prior year adjustment	3,303	—
At beginning of year as restated	80,597	57,869
Additions	901	1,099
Disposals to associate company	(605)	(475)
Share of retained loss for year	(24,500)	—
Dividends	(3,416)	—
Exchange adjustment	(1,061)	(1,503)
At end of year	**51,916**	**56,990**
Amounts written off:		
At beginning and end of year	20,220	—
Net book value:		
At beginning of year	60,377	57,869
At end of year	**31,696**	**56,990**

On 1 October 2001 the company acquired an additional 1% share in Prévost Car Inc. The cost of the acquisition including expenses amounted to £1,099,000. At the date of acquisition the net asset value of the share acquired was £901,000 and the goodwill arising on acquisition was £198,000.

The Company's investment in joint ventures includes long-term loans of £44,770,000 (2000 – £45,929,000) bearing interest at a commercial rate. The movement in the period in respect of these loans relates solely to exchange movements.

The information given in the Group's profit and loss account as shown on page 26 and the Group's balance sheet as shown on page 27 as interests in joint ventures is substantially accounted for by the Group's investment in Prévost Car Inc.

Investment in Prévost Car Inc.
The summarised consolidated accounts of the joint venture, Prévost Car Inc., set out below at 31 December 2001, are prepared on a basis consistent with the Group's accounting policies.

The information relates to the whole of Prévost Car Inc. in which Henlys Group plc has a 50% interest (49% up to 1 October 2001) translated at the weighted average exchange rate for the period of Can$2.2049 = £1 (2000 – Can$2.2315 = £1) in respect of the consolidated Profit and Loss Account and Cash Flow Statement, and at the closing rate on 31 December 2001 of Can$2.3232 = £1 (2000 – Can$2.2437 = £1) for the Consolidated Balance Sheet.

Consolidated Profit and Loss Account	**Year ended 31 December 2001 £000**	Restated Year ended 31 December 2000 £000
Turnover	**343,108**	413,831
Cost of sales	**(317,033)**	(341,424)
Gross profit	**26,075**	72,407
Other operating expenses (net)	**(19,748)**	(49,553)
Amortisation of goodwill	**(2,376)**	(2,257)
Exceptional costs	**(47,441)**	—
Operating (loss)/profit	**(43,490)**	20,597
Interest payable (net)	**(12,856)**	(13,910)
(Loss)/Profit before taxation	**(56,346)**	6,687
Taxation	**6,595**	(7,851)
Loss after taxation	**(49,751)**	(1,164)

13 Investments

continued

Exceptional costs relate to the rationalisation and closure costs of the Nova RTS plant in Roswell, New Mexico. The Group's share of such exceptional costs amounts to £23,363,000.

Interest includes £8,381,000 (2000 – £9,143,000) payable to Prévost Car Inc.'s ultimate shareholders. The Group's share of such interest, amounting to £4,107,000 (2000 – £4,480,000) matches the interest receivable by Henlys Group plc and is eliminated on consolidation.

During the year, dividends of £6,972,000 (2000 – £nil) were paid. The Group's share of such dividends is £3,416,000 (2000 – £nil).

There have been no recognised gains or losses other than the profit for the year (2000 – £nil).

Consolidated Net Assets	**31 December 2001 £000**	Restated 31 December 2000 £000
Intangible assets – goodwill	**37,388**	39,724
Tangible fixed assets	**34,428**	44,197
Stock	**104,564**	146,272
Debtors	**64,977**	68,756
Cash	**12,190**	9,424
Total assets	**253,547**	308,373
Creditors		
– Amounts falling due within one year	**(162,095)**	(161,394)
– Amounts falling due after more than one year	**(4,301)**	(3,781)
Provisions for liabilities and charges	**(23,760)**	(21,213)
Net assets	**63,391**	121,985

The above consolidated net assets exclude gross goodwill of £36,212,000 (2000 – £37,495,000) and Canadian and US dollar denominated loans from the ultimate shareholders of £91,367,000 (2000 – £93,687,000) which are included in the statutory consolidated Balance Sheet of Prévost Car Inc. but the Group's share of which is eliminated on consolidation. The interest on these loans is charged to the consolidated Profit and Loss Account of Prévost Car Inc. as disclosed above.

Consolidated Cash Flow Statement	**Year ended 31 December 2001 £000**	Year ended 31 December 2000 £000
Net cash inflow/(outflow) from operating activities	**44,064**	(5,334)
Net cash outflow from returns on investments and servicing of finance	**(20,143)**	(12,656)
Net cash inflow/(outflow) in respect of taxation	**3,115**	(3,805)
Net cash outflow on capital expenditure	**(1,876)**	(6,858)
Net cash outflow from acquisitions and disposals	**(2,482)**	(1,031)
Net cash (outflow)/inflow from financing activities	**(18,227)**	35,165
Increase in cash and cash equivalents during the year	**4,451**	5,481

The consolidated financial statements of Prévost Car Inc., prepared under Canadian Generally Accepted Accounting Principles, are audited by PricewaterhouseCoopers, Montreal, who have issued an unqualified audit opinion on the 31 December 2001 financial statements.

13 Investments

continued

Associates

	Group £000	Company £000
Cost:		
At beginning of year	—	—
Additions	37,401	71,403
Share of retained profit for year	3,816	—
At end of year	**41,217**	**71,403**
Goodwill:		
At beginning of year	—	—
Additions	34,537	—
Amortised in year	(1,727)	—
At end of year	**32,810**	—
Net book value	**74,027**	**71,403**

On 1 January 2001 the Company acquired a 30% shareholding in TransBus Holdings Limited, a company formed by the merger of the UK bus and coach operations of Henlys Group plc and The Mayflower Corporation plc. The transaction has been treated in accordance with UITF Abstract 31 as an exchange of business for an interest in associate as set out below:

Disposal of UK bus and coach operations:	£000
Fair value of assets disposed	49,379
Net assets sold being 70% of total assets	(48,973)
Expenses and asset impairments	(4,235)
Goodwill previously written off	(10,248)
Loss on disposal	(14,077)

Acquisition of shareholding in TransBus Holdings Limited:	£000
Cost of investment	49,379
Expenses	1,570
	50,949
Fair value of assets acquired	(16,412)
Goodwill on acquisition	34,537

Equity investment in TransBus Holdings Limited:	£000
Net assets retained	20,989
Fair value of net assets acquired	16,412
	37,401

Included within the share of retained profit for year are exceptional costs of £4,495,000 being the Group's share of the restructuring costs of TransBus bodybuilding operations.

The following information is given in respect of the Group's share of its investment in TransBus Holdings Limited.

	2001 £000
Turnover	**89,240**
Profit before tax	**3,438**
Fixed assets	**10,580**
Current assets	**34,780**
Creditors: amounts falling due within one year	**(25,424)**
Creditors: amounts falling due after more than one year	**(1,189)**
Provisions for liabilities and charges	**(1,397)**

13 Investments

continued

Other fixed asset investments

Group

Cost and Net Book Value	Listed Investments £000	Other £000	Total £000
Beginning of year	**2,881**	**2,349**	**5,230**
Movement in value of investments	**—**	**92**	**92**
Additions	**119**	**—**	**119**
Disposals	**(3,114)**	**—**	**(3,114)**
Exchange adjustment	**116**	**61**	**177**
End of year	**2**	**2,502**	**2,504**

Company

The Company had no other fixed asset investments.

14 Stocks

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
Raw materials	**17,435**	31,358	**—**	—
Work in progress	**28,126**	37,888	**—**	—
Finished goods	**29,792**	49,598	**—**	—
Consignment stocks	**—**	2,276	**—**	—
Properties held for sale	**2,599**	538	**—**	—
	77,952	121,658	**—**	—

15 Debtors

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
Amounts falling due within one year:				
Trade debtors	**14,643**	21,825	**86**	69
Amounts due from subsidiary undertakings	**—**	—	**36,736**	40,725
Amounts due from associates	**28**	—	**28**	—
Other debtors	**3,266**	3,396	**251**	905
Finance lease receivables	**3,137**	5,778	**—**	—
Corporation tax and overseas tax recoverable	**3,662**	—	**—**	—
Prepayments and accrued income	**3,491**	7,869	**42**	3,605
	28,227	38,868	**37,143**	45,304
Finance lease receivables due over one year	**—**	1,348	**—**	—
	28,227	40,216	**37,143**	45,304

16 Creditors: Amounts falling due within one year

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
Bank overdraft	**3,736**	—	**3,736**	—
Loan at 0.75% to 1.125% over LIBOR repayable by September 2004	**40,842**	23,046	**40,842**	23,046
Loan at 1% below LIBOR repayable by October 2005	**89**	173	**89**	173
Industrial development bond repayable by March 2001	**—**	1,841	**—**	—
Payments received on account	**1,873**	2,251	**—**	—
Consignment stock creditors	—	2,276	**—**	—
Trade creditors	**21,047**	36,395	**395**	122
Amounts due to subsidiary undertakings	—	—	**120,172**	102,474
Amounts due to joint ventures	**15**	1,184	**15**	—
Corporation tax and overseas tax	**5,973**	4,827	**6,340**	10,649
Other taxes and social security	**1,588**	4,534	**206**	1,834
Accruals and deferred income	**17,184**	26,742	**6,450**	7,692
Proposed dividend	**2,590**	10,356	**2,590**	10,356
	94,937	113,625	**180,835**	156,346

17 Creditors: Amounts falling due after more than one year

	Group 2001 £000	Group 2000 £000	Company 2001 £000	Company 2000 £000
5.5% convertible loan stock	**164,903**	160,664	**164,903**	160,664
Bank loans				
– loans at 0.75% to 1.125% over LIBOR repayable by September 2004	**80,002**	105,267	**80,002**	105,267
	244,905	265,931	**244,905**	265,931
Bank borrowings are repayable as follows:				
Between one and two years	**30,535**	26,393	**30,535**	26,393
Between two and five years	**49,467**	78,874	**49,467**	78,874
	80,002	105,267	**80,002**	105,267

The convertible loan stock is capable of conversion into 22,664,615 ordinary shares at a price of 658p at any time up to October 2009.

The Group's bank borrowings and convertible loan stock are unsecured.

18 Derivatives and other financial instruments

Interest rate profile

The Group has no financial assets other than cash at bank. The net cash at bank of the Group analysed by currency was as follows:

Currency	2001 £000	2000 £000
Sterling	**(3,725)**	13,357
US dollar	**6,565**	10,967
Canadian dollar	**1,176**	2,047
Mexican Peso	**1,117**	—
	5,133	26,371

The Finance Director's Review on page 13 summarises the Group's position in respect of derivatives and other financial instruments. The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 (Derivatives and Other Financial Instruments Disclosures). Certain financial assets such as investments in subsidiary companies and joint ventures and other fixed asset investments are excluded from the scope of these disclosures. As permitted by FRS 13, short term debtors and creditors have been excluded from these disclosures.

18 Derivatives and other financial instruments
continued

After taking into account interest rate swaps, the interest rate and currency profile of the Group's financial liabilities was as follows:

Currency	2001 Total £000	2001 Floating rate £000	2001 Fixed rate £000	2000 Total £000	2000 Floating rate £000	2000 Fixed rate £000
Sterling	**89**	**89**	**—**	173	173	—
US dollar	**270,251**	**105,348**	**164,903**	274,773	90,679	184,094
Canadian dollar	**15,496**	**15,496**	**—**	16,045	16,045	—
	285,836	**120,933**	**164,903**	290,991	106,897	184,094

The interest rate on floating rate financial liabilities is principally linked to LIBOR for periods up to three months.

At 31 December 2001 the Group had a US$80.0m (£55.0m) interest rate cap with a strike rate of 6.0%. The debt covered by this cap is included within the floating rate liabilities.

The interest rate and average period outstanding of fixed rate financial liabilities is as follows:

Currency	2001 Weighted average Interest rate % pa	2001 Weighted average Period for which rate is fixed Years	2000 Weighted average Interest rate % pa	2000 Weighted average Period for which rate is fixed Years
US dollar	**5.5**	**7.8**	5.59	7.8

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 December 2001 was as follows:

	Total 2001 £000	Total 2000 £000
In one year or less, or on demand	**40,931**	25,060
In more than one year but not more than two years	**30,535**	26,393
In more than two years but not more than five years	**49,467**	78,874
In more than five years	**164,903**	160,664
	285,836	290,991

Borrowing facilities

The Group had undrawn committed borrowing and unutilised overdraft facilities at 31 December 2001, in respect of which all conditions precedent had been met, as follows:

	2001 £000	2000 £000
Expiring in one year or less	**20,000**	20,000
Expiring in more than two years	**89,645**	101,106
	109,645	121,106

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2001. Where available market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting expected future cash flows at prevailing interest rates.

	2001 Book value £000	2001 Fair value £000	2000 Book value £000	2000 Fair value £000
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings and current portion of long-term borrowings	**(40,931)**	**(40,931)**	(25,060)	(25,060)
Long-term borrowings	**(244,905)**	**(203,844)**	(265,931)	(240,594)
Cash and short-term deposits	**8,869**	**8,869**	26,371	26,371
Bank overdraft	**(3,736)**	**(3,736)**	—	—
Net debt	**(280,703)**	**(239,642)**	(264,620)	(239,283)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**—**	**—**	—	(233)

19 Provisions for Liabilities and Charges

Group

	Deferred Taxation £000	Post Retirement Benefits £000	Warranty £000	Other £000	**Total £000**
Beginning of year	11,794	5,835	13,324	3,245	**34,198**
Increase/(decrease) in year	8,263	(221)	5,252	1,617	**14,911**
Utilised in year	—	—	(6,965)	(1,809)	**(8,774)**
Disposal to associate company	(1,948)	—	(630)	(58)	**(2,636)**
Exchange adjustment	(132)	156	353	78	**455**
End of year	17,977	5,770	11,334	3,073	**38,154**

Company

	Deferred Taxation £000	Post Retirement Benefits £000	Warranty £000	Other £000	**Total £000**
Beginning of year	798	—	—	222	**1,020**
Decrease in year	(798)	—	—	—	**(798)**
Utilised in year	—	—	—	(222)	**(222)**
End of year	—	—	—	—	—

20 Deferred Taxation

Deferred taxation which has been fully provided for comprises:	**Group 2001 £000**	Group 2000 £000	**Company 2001 £000**	Company 2000 £000
Accelerated capital allowances	**6,040**	5,358	**20**	23
Other timing differences (net)	**11,937**	6,436	**(20)**	775
	17,977	11,794	**—**	798

No provision for deferred taxation has been made in relation to the surplus on revaluation of land and buildings included in the revaluation reserve due to the availability of capital losses.

The movement on deferred tax comprises:	**Group 2001 £000**	**Group 2001 £000**	**Company 2001 £000**	**Company 2001 £000**
Beginning of year		**11,794**		**798**
Disposal to associate		**(1,948)**		—
Charged to profit and loss account in respect of:				
– accelerated capital allowances	**3,065**		**(3)**	
– other timing differences	**5,198**		**(795)**	
		8,263		**(798)**
Exchange adjustment		**(132)**		—
End of year		**17,977**		—

21 Called up Share Capital

	2001 £000	2000 £000
Ordinary shares of 25p each:		
Authorised: 126,000,000 (2000 – 126,000,000)	**31,500**	31,500
Allotted, called up and fully paid: 76,153,761 (2000 – 76,144,063)	**19,038**	19,036

	Ordinary Shares of 25p each
Shares in issue on 1 January 2001	76,144,063
Shares allotted following exercise of options under the Henlys Group Savings Related Share Option Scheme 1997 at prices of 317.20p and 396.50p per share	9,698
Shares in issue at 31 December 2001	**76,153,761**

Share option schemes:

(a) The Henlys Savings Related Share Option Scheme was approved by shareholders on 12 February 1988. Options are granted at a price not less than 80% of the middle market quotation on the last dealing day preceding the date of invitation and are normally exercisable three or five years after the date of grant. The period for granting options under this Scheme has expired.

At 31 December 2001 options under the Scheme to subscribe for Ordinary shares granted on 11 April 1997 were outstanding in respect of 1,662 shares exercisable up to December 2002 at 415.00p per share.

(b) The Henlys Executive Share Option Scheme 1986 (No. 1) was approved by shareholders on 7 February 1986. Options are granted at a price based on the middle market quotation on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The period for granting options under this Scheme has expired.

At 31 December 2001 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 200,925 shares exercisable up to March 2005 as follows:

Date of grant	Exercise price	Number of share options
23 March 1994	307.00p	93,213
6 March 1995	259.50p	107,712

(c) The Henlys Group Executive Share Option Scheme 1995 was approved by shareholders on 12 April 1995. Options are granted at a price based on the middle market quotation on the last dealing day preceding the date of grant and are exercisable between the third and tenth anniversary of the date of grant. The exercise of all options granted under this Scheme is subject to achievement of performance criteria.

At 31 December 2001 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 1,708,041 shares exercisable up to April 2011 as follows:

Date of grant	Exercise price	Number of share options
18 May 1995	405.50p	47,641
18 October 1995	496.00p	10,357
4 March 1996	568.50p	107,712
3 March 1997	539.50p	112,890
26 September 1997	384.50p	139,818
1 April 1998	495.50p	7,767
26 October 1998	410.50p	98,383
22 October 1999	534.00p	220,000
12 November 1999	511.50p	179,000
21 March 2000	371.00p	524,950
12 October 2000	325.00p	145,000
19 April 2001	304.00p	114,523

(d) The Henlys Group Savings Related Share Option Scheme 1997 was approved by shareholders on 9 April 1997. Options are granted at a price not less than 80% of the middle market quotation on the last dealing day preceding the date of invitation and are normally exercisable three or five years after the date of grant.

At 31 December 2001 options under the Scheme to subscribe for Ordinary shares had been granted and were outstanding in respect of 28,685 shares exercisable up to December 2005 as follows:

Date of grant	Exercise price	Number of share options
24 April 1998	396.50p	6,090
23 April 1999	396.50p	781
28 April 2000	317.20p	4,174
27 April 2001	249.20p	17,640

22 Reserves

Group	Share premium account £000	Special reserve £000	Other Reserves Revaluation reserve £000	Translation reserve £000	Total of other reserves £000	Profit and loss account £000	Total £000
Beginning of year as previously reported	**118,771**	20,143	6,170	12,146	**38,459**	**71,244**	**228,474**
Prior year adjustment	—	—	—	—	—	**3,303**	**3,303**
Beginning of year as restated	**118,771**	20,143	6,170	12,146	**38,459**	**74,547**	**231,777**
Premium on shares issued (net)	**29**	—	—	—	—	—	**29**
Retained loss	—	—	—	—	—	**(49,127)**	**(49,127)**
Goodwill written back on disposal	—	10,248	—	—	**10,248**	—	**10,248**
Foreign exchange gain on retranslation of investments and goodwill	—	—	—	9,997	**9,997**	—	**9,997**
Foreign exchange loss on retranslation of loans	—	—	—	(8,233)	**(8,233)**	—	**(8,233)**
Tax effect of foreign exchange movements	—	—	—	539	**539**	—	**539**
Realised revaluation gain	—	—	(6,029)	—	**(6,029)**	**6,029**	—
End of year	**118,800**	30,391	141	14,449	**44,981**	**31,449**	**195,230**

Company	Share premium account £000	Special reserve £000	Revaluation reserve £000	Translation reserve £000	Total of other reserves £000	Profit and loss account £000	Total £000
Beginning of year	**118,771**	55,000	—	8,111	**63,111**	**38,786**	**220,668**
Premium on shares issued (net)	**29**	—	—	—	—	—	**29**
Retained loss	—	—	—	—	—	**(1,683)**	**(1,683)**
Foreign exchange gain on retranslation of investments	—	—	—	10,437	**10,437**	—	**10,437**
Foreign exchange loss on retranslation of loans	—	—	—	(8,233)	**(8,233)**	—	**(8,233)**
Tax effect of foreign exchange movements	—	—	—	(764)	**(764)**	—	**(764)**
End of year	**118,800**	55,000	—	9,551	**64,551**	**37,103**	**220,454**

The cumulative amount of goodwill resulting from acquisitions and investments which has been written off against the Group's special reserve is £24,609,000 (2000 – £34,857,000).

The profit for the financial year attributable to the Company is £6,084,000 (2000 – £16,894,000), including dividends received from subsidiary undertakings of £nil (2000 – £3,800,000) and from joint ventures of £3,416,000 (2000 – £nil).

23 Pension Arrangements

The Group provides pension arrangements through both funded defined benefit and defined contribution schemes which are open to all qualified employees.

SSAP 24 - Accounting for Pension Costs

In the UK, The Henlys Group plc Pension Scheme is operated under trust with a defined benefit section closed to new entrants and a defined contribution section. The Scheme's assets are invested independently of the Group.

For the defined benefit section the pension cost is assessed in accordance with the advice of a qualified actuary using the projected unit method. Actuarial valuations of the assets and liabilities of the scheme are carried out triennially by Bacon & Woodrow, Consulting Actuaries, to determine the financial position of the scheme and to enable the Group to determine the level of contributions to be made to the scheme. The scheme was valued at 31 March 1999 for the purpose of which it was assumed that the return on investments would exceed the rate of increase of salaries and wages by 2.5% per annum. At that date the total market value of the scheme's assets was approximately £102,000,000, representing 103% of its liabilities. The net charge to the profit and loss account for the year was £243,000 (2000 – £684,000). Subject to review at future actuarial valuations the future average contribution rate is 26.3% of pensionable salaries.

23 Pension Arrangements

continued

In the US the principal pension arrangements are of the defined benefit type with the schemes operated under trust with assets invested independently of the Group. Substantially all US employees are members of these schemes. The annual pension cost is assessed in accordance with US accounting standards and in accordance with annual actuarial valuations performed by William M. Mercer Inc., Actuaries, using the projected unit credit method. The schemes were valued at 1 November 2000 for the purpose of which it was assumed that the return on investments would be 8% and the rate of increase of salaries and wages would be an average of up to 4.8%. At that date the fair value of the schemes' assets was US$79,000,000 respresenting 119% of the projected benefit obligations. The net charge/(credit) to the profit and loss account for the year was £347,100 (2000 – (£782,000)). Subject to review at future actuarial valuations no future contribution rate has been agreed.

The pension cost for defined contribution schemes, which cover employees in the UK, US and Canada, is charged in the accounting period in which it is incurred. The total cost for the year was £1,644,000 (2000 – £1,962,000) of which £1,644,000 (2000 – £1,898,000) relates to the overseas schemes. There were no outstanding contributions at 31 December 2001 or at 31 December 2000.

FRS17 - Retirement Benefits

In November 2000 the Accounting Standards Board issued FRS17 'Retirement Benefits' replacing SSAP 24 'Accounting for Pension Costs'. FRS17 is fully effective for periods ending on or after 22 June 2003, though certain disclosures are required in the transitional period, for periods ending on or after 22 June 2001. These further disclosures as at 31 December 2001 are set out below.

The principal actuarial assumptions used as at 31 December 2001 for the purposes of FRS17 are shown below

	%
Rate of increase in salaries	4 to 4.8
Rate of increase of pensions in payment	0 to 2.5
Discount rate	5.8 to 7.75
Inflation assumption	0 to 2.5

The value of assets and liabilities of the pension schemes operated by Group at 31 December 2001, along with the weighted average expected rates of return of the schemes' assets are shown below:

	Long-term rate of return expected (%)	Value £000
Equities	7.7	108,551
Bonds	5.2	5,200
Gilts	4.9	23,800
Other	6.4	9,600
Fair value of assets held		147,151
Present value of liabilities		(171,037)
Pension scheme deficit		(23,886)

Under FRS17 the pension scheme deficit is currently not required to be reflected in the Group's balance sheet.

24 Guarantees and Other Financial Commitments

(a) Capital commitments as at 31 December 2001, for which no provision has been made in the financial statements, are as follows:

	Group 2001 £000	Group 2000 £000	**Company 2001 £000**	Company 2000 £000
Contracted but not provided	**6,129**	6,570	**—**	—

(b) Operating lease commitments:

At 31 December 2001 the Group and Company had annual commitments under operating leases as set out below:

Group	**Land and buildings 2001 £000**	**Other 2001 £000**	Land and buildings 2000 £000	Other 2000 £000
Operating leases which expire:				
within one year	**—**	**187**	112	75
in two to five years	**56**	**496**	74	769
after five years	**130**	**5**	129	6
	186	**688**	315	850

Company	**Land and buildings 2001 £000**	**Other 2001 £000**	Land and buildings 2000 £000	Other 2000 £000
Operating leases which expire:				
in two to five years	**—**	**13**	—	—
after five years	**129**	—	129	—
	129	**13**	129	—

(c) The Company has entered into cross guarantees, in respect of bank borrowings, with fellow Group undertakings, the amount outstanding at 31 December 2001 being £nil (2000 – £nil).

(d) The Group has contingent liabilities of £3,755,000 (2000 – £8,523,000) in respect of guarantees given in the ordinary course of business and other contingent obligations of a commercial nature.

25 Related Party Transactions

Prévost Car Inc.

There have been no related party transactions or balances other than those already disclosed in the financial statements.

The company has given certain indemnities in respect of performance bonds entered into in the normal course of business by its joint ventures, amounting to £15,818,698 (2000 – £16,379,195). No liabilities are expected to arise from these arrangements.

The company has entered into guarantees in respect of amounts advanced to Prévost Car Inc. The amount outstanding at 31 December 2001 was £27,419,000 (2000 – £28,400,000).

US Dollar Translation of Group Primary Financial Statements

The 2001 profit and loss account and cash flow statement in US dollars have been translated using the average monthly exchange rates applied to the monthly results.

The 2001 balance sheet in US dollars has been translated using the year end exchange rate of £1=US$1.4554 (2000 - £1=US$1.4938).

Group Profit and Loss Account

FOR THE YEAR ENDED 31 DECEMBER 2001

	Group 2001 US$000	Interest in Joint Ventures 2001 US$000	Interest in Associate 2001 US$000	Total 2001 US$000	Group 2000 Restated US$000	Interest in Joint Ventures 2000 US$000	Interest in Associate 2000 US$000	Total 2000 US$000
Turnover								
Existing operations	**655,159**	**243,007**	**128,380**	**1,026,546**	786,159	307,456	—	1,093,615
Discontinued operations	**—**	**—**	**—**	**—**	244,830	—	—	244,830
Total turnover	**655,159**	**243,007**	**128,380**	**1,026,546**	1,030,989	307,456	—	1,338,445
Cost of sales	**(558,948)**	**(224,515)**	**(98,731)**	**(882,194)**	(858,694)	(253,657)	—	(1,112,351)
Gross Profit	**96,211**	**18,492**	**29,649**	**144,352**	172,295	53,799	—	226,094
Other operating expenses (net)	**(73,668)**	**(49,185)**	**(23,853)**	**(146,706)**	(84,586)	(38,490)	—	(123,076)
Operating (Loss)/Profit								
Existing operations	**54,709**	**4,411**	**14,710**	**73,830**	107,556	16,986	—	124,542
Discontinued operations	**—**	**—**	**—**	**—**	7,731	—	—	7,731
Amortisation of goodwill	**(27,525)**	**(1,683)**	**(2,484)**	**(31,692)**	(27,578)	(1,677)	—	(29,255)
Exceptional costs	**(4,641)**	**(33,421)**	**(6,430)**	**(44,492)**	—	—	—	—
	22,543	**(30,693)**	**5,796**	**(2,354)**	87,709	15,309	—	103,018
Share of operating (loss)/profit in joint ventures	**(30,693)**				15,309			
Share of operating profit in associate	**5,796**				—			
Total Operating (Loss)/Profit	**(2,354)**				103,018			
Loss on disposal of UK business	**(19,728)**				—			
Interest payable (net)	**(29,219)**				(34,078)			
(Loss)/Profit on Ordinary Activities before Taxation	**(51,301)**				68,940			
Taxation	**(8,025)**				(30,641)			
(Loss)/Profit for the Financial Year	**(59,326)**				38,299			
Dividends	**(11,190)**				(23,527)			
Transfer (from)/to Reserves	**(70,516)**				14,772			

Group Balance Sheet

AT 31 DECEMBER 2001

	Group 2001 US$000	Interest in Joint Ventures 2001 US$000	Total 2001 US$000	Group 2000 Restated US$000	Interest in Joint Ventures 2000 Restated US$000	Total 2000 Restated US$000
Fixed Assets						
Intangible assets	**498,888**	**27,207**	**526,095**	526,336	29,077	555,413
Tangible assets	**38,139**	**25,053**	**63,192**	87,190	32,351	119,541
Investments	**157,514**	**(46,130)**	**111,384**	98,004	(90,191)	7,813
	694,541	**6,130**	**700,671**	711,530	(28,763)	682,767
Current Assets						
Stocks	**113,451**	**76,091**	**189,542**	181,733	102,131	283,864
Debtors	**41,082**	**47,283**	**88,365**	60,074	55,269	115,343
Cash at bank and in hand	**12,908**	**8,871**	**21,779**	39,393	7,090	46,483
	167,441	**132,245**	**299,686**	281,200	164,490	445,690
Creditors						
Amounts falling due within one year	**138,172**	**117,956**	**256,128**	169,733	117,432	287,165
Net Current Assets	**29,269**	**14,289**	**43,558**	111,467	47,058	158,525
Total Assets less Current Liabilities	**723,810**	**20,419**	**744,229**	822,997	18,295	841,292
Creditors: Amounts falling due after more than one year	**356,435**	**3,129**	**359,564**	397,248	2,768	400,016
Provisions for Liabilities and Charges	**55,529**	**17,290**	**72,819**	51,085	15,527	66,612
Net Assets	**311,846**	**—**	**311,846**	374,664	—	374,664
Capital and Reserves						
Called up share capital	**27,708**			28,436		
Share premium account	**172,902**			177,420		
Other reserves	**65,465**			57,450		
Profit and loss account	**45,771**			111,358		
Equity Shareholders' Funds	**311,846**			374,664		

US Dollar Translation of Group Primary Financial Statements

CONTINUED

Group Cash Flow Statement

FOR THE YEAR ENDED 31 DECEMBER 2001

	2001 US$000	2000 US$000
Net Cash Inflow from Operating Activities	**45,592**	50,039
Dividends and Interest received from Joint Ventures	**10,245**	6,168
Returns on Investments and Servicing of Finance	**(26,162)**	(26,505)
Taxation	**(1,227)**	(19,324)
Capital Expenditure (net)	**(15,364)**	(13,029)
Acquisitions and Disposals	**(5,359)**	(2,468)
Equity Dividends Paid	**(22,377)**	(22,604)
Cash Outflow before Financing	**(14,652)**	(27,723)
Financing	**(16,926)**	11,793
Decrease in Cash in the Year	**(31,578)**	(15,930)

Five Year Record

		2001 £000	2000 £000	1999 £000	1998 £000	1997 £000
Turnover	– continuing operations	**458,526**	518,506	69,247	—	—
	– joint ventures	**168,968**	202,781	209,217	186,830	83,543
	– associate	**89,240**	—	—	—	—
	– discontinued operations – UK coach and bus	—	161,476	184,100	157,337	158,447
	– discontinued operations – motor	—	—	—	—	265,435
		716,734	882,763	462,564	344,167	507,425
Operating Profit	– continuing operations	**38,631**	70,938	7,730	—	—
	– joint ventures	**3,116**	11,203	20,509	16,750	14,027
	– associate	**10,228**	—	—	—	—
	– discontinued operations – UK coach and bus	—	5,099	11,579	17,022	13,290
	– discontinued operations – motor	—	—	—	—	5,633
		51,975	87,240	39,818	33,772	32,950
Amortisation of Goodwill		**(22,033)**	(19,295)	(4,534)	(782)	—
Exceptional costs		**(45,264)**	—	(6,759)	(2,557)	(9,814)
		(15,322)	67,945	28,525	30,433	23,136
Interest		**(20,299)**	(21,982)	(4,283)	255	(1,621)
(Loss)/Profit before Taxation		**(35,621)**	45,963	24,242	30,688	21,515
Taxation		**(5,739)**	(22,476)	(7,528)	(9,984)	(10,216)
(Loss)/Profit for the Financial Year		**(41,360)**	23,487	16,714	20,704	11,299
Adjusted Profit before Taxation		**31,676**	65,258	35,535	34,027	31,329
Tangible Fixed Assets		**26,205**	58,368	57,437	34,578	35,125
Net Current Assets		**20,111**	74,620	56,653	43,566	59,074
Total Assets less Current Liabilities		**497,327**	550,942	509,267	122,463	113,890
Equity Shareholders' funds		**214,268**	250,813	227,918	111,704	100,410
(Loss)/Earnings per Share – basic		**(54.3)p**	30.9p	29.1p	38.4p	21.3p
Earnings per Share – adjusted		**27.8p**	59.2p	44.9p	44.2p	39.6p
(Loss)/Earnings per Share – fully diluted		**(35.3)p**	30.0p	28.6p	38.2p	20.9p
Earnings per Share – adjusted fully diluted		**27.9p**	51.9p	43.2p	44.0p	38.9p
Dividends per Share		**10.2p**	20.4p	19.2p	18.0p	16.5p

Financial Calendar

2002

14 March	Preliminary Announcement of Results for the year ended 31 December 2001.
2 April	Annual Report & Financial Statements 2001 published.
10 April	Shares go ex-dividend.
12 April	Record date for final dividend.
1 May	Annual General Meeting.
3 May	Payment of final dividend for 2001.
September	Interim results for the half year ending 30 June 2002.
October	Payment of interim dividend for 2002.
December	Preliminary Announcement of Results for the 9 months ending 30 September 2002.

Investor Information

Payment of dividends to mandated accounts

Shareholders who do not currently have their dividends paid directly to a bank or building society account and who wish to do so should complete a mandate form obtainable from the Registrar, whose address is on page 59. Tax vouchers are sent to the shareholder's registered address under this arrangement unless requested otherwise.

Shareholder information on the internet

Henlys operates a corporate web site **www.henlys.com** with links to the websites of group operating companies.

Computershare Services plc has introduced a facility whereby shareholders are able to access details of their shareholding via the internet. This service can be accessed in their web site **www-uk.computershare.com**.

Ordinary share price information

The Company's current Ordinary share price can be obtained from Financial Times Cityline telephone 0906 003 3675.

Share dealing service

Hoare Govett Limited has established a low cost dealing service which enables investors to buy or sell the Company's shares. Transactions are executed and settled by Pershing Securities Limited. Further information and forms can be obtained from Hoare Govett Limited, telephone 020 7678 8300, whose address is on page 59.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Fifty-fifth Annual General Meeting of Henlys Group plc will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA on 1 May 2002 at 2.30 pm for the following purposes:

Resolution 1
To receive, consider and adopt the financial statements and the reports of the directors and of the auditors for the year ended 31 December 2001.

Resolution 2
To declare a final dividend of 3.4p per share for the year ended 31 December 2001.

Resolution 3
To re-appoint Arthur Andersen as auditors to the Company for the period to the conclusion of the next Annual General Meeting and to authorise the directors to fix their remuneration.

Resolution 4
To re-appoint Mr B.A.C. Chivers as a director.

Resolution 5
To re-appoint Mr T.A. Welsh as a director.

As Special Business, to consider the following resolutions of which Resolutions 7 and 8 will be proposed as Special Resolutions:

Resolution 6
THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Act) of the Company up to an aggregate nominal amount of £6,346,146 and such authority (unless previously revoked or varied) shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of this Resolution (whichever is earlier) but shall allow the Company before such expiry to make an offer or agreement which would or might require the allotment of all or any of those relevant securities after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement, as if the authority conferred hereby had not expired.

Resolution 7
THAT the directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Act) pursuant to the general authority conferred on them as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment provided that this power shall be limited:

(i) to the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of all such shareholders are proportionate (as nearly as may be) to the respective numbers of equity securities held by them subject only to such exclusions or other arrangements as the directors may consider necessary or expedient to deal with fractional entitlements or legal and practical difficulties under the laws of overseas jurisdictions or the requirements of any recognised regulatory body or stock exchange in any territory; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value of £951,922;

and shall expire at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of this Resolution (whichever is earlier) save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred had not expired.

Resolution 8

THAT, in accordance with the Articles of Association from time to time and the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of Section 163(3) of the Companies Act 1985) on the London Stock Exchange of Ordinary shares of 25p each in the capital of the Company ("Ordinary shares") provided that:

(a) the maximum aggregate number of Ordinary shares hereby authorised to be purchased is 7,615,376;

(b) the minimum price which may be paid for an Ordinary share is 25p per Ordinary share;

(c) the maximum price which may be paid for an Ordinary share is not more than 5 per cent above the average of the middle market price shown in the quotation for an Ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the Ordinary share is purchased;

and the authority hereby conferred shall, unless renewed prior to such time, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2003 or 15 months after the passing of such Resolution (whichever is earlier) save that the Company may make a contract or contracts to purchase Ordinary shares, before such expiry, which will or may be executed wholly or partly after such expiry, and may make a purchase of Ordinary shares in pursuance of any such contract or contracts as if such authority had not expired.

By Order of the Board

P. Dawes
Company Secretary
14 March 2002

Notes:

1. The Company has sent this notice to all members whose names appeared on the Company's Register of Members at the close of business on 25 March 2002. If all shares in the Company have been sold by the member to whom this document is addressed, this document and the accompanying proxy form should be passed to the person through whom the sale was made for transmission to the purchaser.
2. (i) Only persons entered on the Company's register of members by close of business on 29 April 2002 will have the right to attend and vote at the meeting.

   (ii) A Member of the Company who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, and, on a poll, vote instead of him. A proxy need not be a Member of the Company. The instrument appointing a proxy and any authority under which it is executed, or a copy of the authority certified notarially or in some other way approved by the directors, must be lodged at the offices of the Registrars to the Company, Computershare Services PLC, PO Box 457, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0XG, not less than forty-eight hours before the time appointed for holding the Meeting or adjourned Meeting.
3. There will be available for inspection at the Registered Office of the Company during the usual business hours on a weekday (Saturdays and Public Holidays excepted) from the date of this Notice until the date of the Annual General Meeting, copies of the directors' service agreements and the Register of Directors' Interests (and their families) in the share capital of the Company. The copies of the directors' service agreements and the Register of Directors' Interests will also be available for inspection at the place of the Annual General Meeting for at least fifteen minutes prior to and during the Meeting.
4. Warrants and BACS Counterfoils for the final dividend, if approved, are expected to be posted on 2 May 2002.

Corporate Information

Registered Office
1 Imperial Place,
Elstree Way,
Borehamwood,
Herts WD6 1JJ

Registered in England
Registered No. 435086

Corporate Web Site
www.henlys.com

Secretary
P. Dawes FCIS

Auditors
Arthur Andersen,
1 City Square,
Leeds LS1 2AL

Registrars and Transfers Office
Computershare Investor Services PLC,
P.O. Box 435, Owen House,
8 Bankhead Crossway North,
Edinburgh EH11 4BR

ADR Depositary
The Bank of New York,
101 Barclay Street, 22 West,
New York, NY10286
USA

Cusip No. of ADR
42551E104

Solicitors
Ashurst Morris Crisp,
Broadwalk House,
5 Appold Street,
London EC2A 2HA

Principal Counsel for Blue Bird Operations
Smith, Gambrell & Russell, LLP,
Suite 3100, Promenade 11,
1230 Peachtree Street, NE,
Atlanta,
Georgia 30309-3592,
USA

Financial Advisers
Close Brothers Corporate Finance Limited,
10 Crown Place
Clifton Street
London EC2A 4FT

Stockbrokers
Hoare Govett Limited,
250 Bishopsgate,
London EC2M 4AA

West LB Panmure Limited,
Woolgate Exchange,
25 Basinghall Street,
London EC2V 5HA

Principal Bankers
Lloyds TSB Bank Plc,
Corporate & Institutional Banking,
St. George's House,
P.O. Box 787,
6-8 Eastcheap,
London EC3M 1LL

J P Morgan,
125 London Wall,
London EC2Y 5AJ

The Royal Bank of Scotland plc,
Corporate and Institutional Banking,
135 Bishopsgate,
London EC2M 3UR

Wachovia Bank, N.A.,
Global Corporate Finance,
191 Peachtree Street, NE,
Atlanta,
Georgia 30303-1757,
USA